EXHIBIT 99.1

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated as of the 22nd day of March, 2012, as amended and restated effective the 20th day of April, 2012,

BETWEEN:

PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“Pengrowth”)

- and -

NAL ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“NAL”)

WHEREAS the Parties wish to propose an arrangement involving NAL and its shareholders whereby Pengrowth will acquire all of the issued and outstanding NAL Shares;

AND WHEREAS the Parties intend to carry out the transactions contemplated by this Agreement by way of an arrangement under the provisions of the ABCA;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                      Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	“Acquisition Proposal” means any inquiry or the making of any proposal or offer (written or oral) relating to:

(i)
any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets (including any other agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to NAL and/or the subsidiaries of NAL;

(ii)	any purchase or sale of NAL Shares or other securities of NAL and/or the subsidiaries of NAL and/or any right or interests therein; or

(iii)	any transactions or arrangements similar to, or having the same effect or consequences, as the foregoing,

which, in each case, represents:

(iv)	20% or more of the voting power of the capital of NAL (in terms of number of shares or voting power); or

(v)	20% or more of the consolidated assets (measured by the value ascribed to NAL and its subsidiaries, taken as a whole, pursuant to the terms of this Agreement),

excluding this Arrangement and the transactions contemplated by this Agreement;

(c)
“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)
“Applicable Laws” means all applicable corporate laws, rules of applicable stock exchanges including the TSX or the NYSE, as applicable, and applicable securities laws, including the applicable rules, regulations, notices, instruments, blanket orders and policies of the applicable securities regulatory authorities in Canada or the United States;

(e)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by the NAL Shareholders at the NAL Meeting;

(f)
“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(g)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(h)	“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to NAL;

(i)	“Board Nominee Resolution” means the ordinary resolution of the Pengrowth Shareholders approving the addition of the NAL Nominees to the Pengrowth Board in connection with the Arrangement;

(j)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

(k)
“Circular” means the notice of the NAL Meeting, the notice of the Pengrowth Meeting and the accompanying joint management proxy circular to be sent by NAL to the NAL Shareholders in connection with the NAL Meeting and to be sent by Pengrowth to the Pengrowth Shareholders in connection with the Pengrowth Meeting;

(l)
“Closing Date” is expected to be May 31, 2012 and, in any event, shall be no later than the third Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, and unless another time or date is agreed to in writing by the Parties;

(m)
“Commissioner” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

(n)	“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

(o)	“Competition Act Approval” means the occurrence of one or more of the following:

(i)	an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act having been issued by the Commissioner in respect of the transactions contemplated herein; or

(ii)
the Commissioner waiving the obligation to notify and supply information under Part IX of the Competition Act pursuant to subsection 113(c) of the Competition Act and confirming in writing that she has no intention to file an application under Section 92 of the Competition Act (a “No-Action Letter”) in connection with the transactions contemplated by this Agreement, and such No-Action Letter remains in full force and effect; or

(iii)
the Parties notifying the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act having expired or having been terminated and the Commissioner having issued a No-Action Letter in connection with the transactions contemplated by this Agreement with such No-Action Letter remaining in full force and effect;

(p)	“Confidentiality Agreement” means the confidentiality agreement between Pengrowth and NAL dated February 24, 2012;

(q)	“Court” means the Court of Queen’s Bench of Alberta;

(r)	“Depositary” means Olympia Trust Company or such other person that may be appointed by Pengrowth for the purpose of receiving deposits of certificates formerly representing NAL Shares;

(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

(t)	“Effective Date” means the date the Arrangement becomes effective under the ABCA which is expected to be May 31, 2012;

(u)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(v)
“Encumbrance” includes, without limitation, any mortgage, pledge, assignment for security, charge, lien, security interest, guarantee, right of third parties or other encumbrance or collateral securing the payment obligations of any person, and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(w)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere),

organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

(x)
“Environmental Laws” means, with respect to any person or its business, activities, property, assets or undertaking, all federal, provincial, municipal or local laws of any Governmental Authority, relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use, storage, treatment and release of Hazardous Substances;

(y)
“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA in respect of NAL, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)	“GAAP” has the meaning ascribed thereto in Section 1.7;

(aa)	“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

(bb)
“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc)	“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(dd)
“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety;

(ee)
“Interim Order” means the interim order of the Court pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the NAL Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)	“Issuance Resolution” means the ordinary resolution of the Pengrowth Shareholders approving the issuance of Pengrowth Shares pursuant to the Arrangement;

(gg)	“Mailing Date” means the date on which the Circular is mailed to the NAL Shareholders in connection with the NAL Meeting and the Pengrowth Shareholders in connection with the Pengrowth Meeting;

(hh)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any matter or action that has an effect or change that is, or would reasonably be expected to be,

material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows, or prospects of the Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities, credit or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and natural gas exploration, exploitation, development and production industry as a whole, and not specifically relating to the Party and/or its subsidiaries, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been communicated in writing to the other Party or publicly disclosed as of the date hereof, (v) changes in laws (including tax laws) and royalties, (vi) any changes in GAAP, (vii) the announcement of the execution of this Agreement or the transactions contemplated hereby, (viii) the failure of the Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances or natural gas, (ix) any changes in the trading price or trading volumes of the securities of the Party or (x) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party (provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect and where, in the case of (i), (ii), (iii) and (v), such effect relating to or resulting from the foregoing does not have a disproportionate Material Adverse Effect or Material Adverse Change on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Party and its subsidiaries, taken as a whole, as compared to the corresponding effect on persons engaged in the oil and natural gas industry generally);

(ii)	“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

(jj)	“misrepresentation” has the meaning ascribed thereto under the Securities Act;

(kk)	“NAL 2011 DSU Plan” means NAL’s deferred share unit plan effective January 1, 2011;

(ll)
“NAL 6.25% Series A Debentures” means the $115 million principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due December 31, 2014, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $16.50 per NAL Share;

(mm)
“NAL 6.25% Series B Debentures” means the $150 million principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due March 31, 2017, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $9.90 per NAL Share;

(nn)
“NAL 6.75% Debentures” means the $79.7 million principal amount of 6.75 percent convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $14.00 per NAL Share;

(oo)
“NAL Administrative Services Agreement” means the amended and restated administrative services and cost sharing agreement among the NAL Manager, NAL Resources Limited, The Manufacturers Life Insurance Company and NAL effective December 31, 2010;

(pp)	“NAL Board” means the board of directors of NAL;

(qq)	“NAL Capital Budget” means NAL’s forecast for capital expenditures as disclosed in the NAL Disclosure Letter;

(rr)	“NAL Credit Facility” means the $535 million production facility and $15 million working capital facility of NAL with a syndicate of banks;

(ss)
“NAL Debenture Indenture” means, the note indenture dated August 28, 2007 between NAL and Computershare Trust Company of Canada, as amended by a first supplemental note indenture dated December 3, 2009, as further amended and restated by a second supplemental note indenture dated December 31, 2010 and as further amended by a third supplemental note indenture dated February 21, 2012;

(tt)	“NAL Debentures” means, collectively, the NAL 6.25% Series A Debentures, the NAL 6.25% Series B Debentures and the NAL 6.75% Debentures;

(uu)	“NAL Disclosure Letter” means the letter of NAL addressed to Pengrowth dated the date of this Agreement providing disclosure of certain information;

(vv)	“NAL DRIP” means the NAL distribution reinvestment and optional share purchase plan;

(ww)	“NAL DSUs” means deferred share units granted pursuant to the NAL 2011 DSU Plan and the NAL Prior DSU Plan;

(xx)
“NAL Financial Statements” means, collectively, the audited consolidated financial statements of NAL as at and for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditor’s report thereon, and the unaudited interim consolidated financial statements of NAL as at and for three and nine month periods ended September 30, 2011 and 2010, together with the notes thereto, provided that if NAL has filed its audited comparative financial statements for the year ended December 31, 2011 on the SEDAR website at www.sedar.com, “NAL Financial Statements” shall mean the audited consolidated financial statements of NAL as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditor’s report thereon;

(yy)	“NAL Information” means the information describing NAL and its business, operations and affairs included or incorporated by reference in the Circular;

(zz)	“NAL Manager” means NAL Resources Management Limited;

(aaa)	“NAL Material Subsidiaries” means NAL Petroleum Holdings Ltd. and Addison Energy Limited Partnership;

(bbb)	“NAL Meeting” means the annual and special meeting of NAL Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments thereof;

(ccc)
“NAL Net Debt” means the consolidated net debt of NAL which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), the NAL Debentures, current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding any NAL Transaction Costs;

(ddd)
“NAL Nominees” means the up to two nominees of NAL to be added to the Pengrowth Board upon the completion of the Arrangement, such nominee or nominees to be selected prior to the Mailing Date in consultation with the Pengrowth Board based upon the skills and needs of the Pengrowth Board;

(eee)	“NAL Prior DSU Plan” means NAL Properties Inc.’s deferred share unit plan effective January 1, 2006 as amended and restated January 1, 2011;

(fff)
“NAL Public Record” means all information filed by or on behalf of NAL after December 31, 2010 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under NAL’s profile at www.sedar.com;

(ggg)	“NAL Reserves Report” means the independent engineering evaluations of NAL’s oil, natural gas liquids and natural gas interests prepared by McDaniel effective December 31, 2011;

(hhh)	“NAL Shareholders” means the holders from time to time of NAL Shares;

(iii)	“NAL Shares” means common shares in the share capital of NAL;

(jjj)
“NAL Support Agreements” means the agreements between Pengrowth and the NAL Support Shareholders, pursuant to which the NAL Support Shareholders have agreed to vote the NAL Shares beneficially owned or controlled or subsequently acquired by the NAL Support Shareholders in favour of the Arrangement Resolution and to otherwise support the Arrangement;

(kkk)	“NAL Support Shareholders” means all of the directors and senior officers of NAL;

(lll)
“NAL Transaction Costs” means all costs and expenses incurred by NAL in connection with the transactions contemplated by this Agreement, including the NAL Meeting, including all contract termination costs, seismic transfer costs, legal, accounting, audit, engineering, financial advisory, proxy solicitation, printing and other administrative or professional fees, costs and expenses of third parties incurred by NAL but excluding costs or expenses related to termination of the NAL Administrative Services Agreement;

(mmm)	“NYSE” means the New York Stock Exchange;

(nnn)	“Parties” means Pengrowth and NAL; and “Party” means either one of them;

(ooo)	“Pengrowth Board” means the board of directors of Pengrowth;

(ppp)
“Pengrowth Credit Facilities” means the $1.0 billion term credit facility of Pengrowth with a syndicate of banks and which includes a $250 million expansion subject to the syndicate’s participation and a $50 million operating line;

(qqq)	“Pengrowth Disclosure Letter” means the letter of Pengrowth addressed to NAL dated the date of this Agreement providing disclosure of certain information;

(rrr)
“Pengrowth Financial Statements” means the audited financial statements of Pengrowth for the years ended December 31, 2011 and 2010, together with the notes thereto and the report of the auditors thereon;

(sss)
“Pengrowth Information” means the information describing Pengrowth and its business, operations and affairs specifically provided by Pengrowth to NAL for inclusion or incorporation by reference in the Circular;

(ttt)	“Pengrowth Meeting” means the special meeting of Pengrowth Shareholders to be held to consider the Issuance Resolution and the Board Nominee Resolution, including any adjournment(s) thereof;

(uuu)
“Pengrowth Net Debt” means the consolidated net debt of Pengrowth which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), the Pengrowth Notes, current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP;

(vvv)	“Pengrowth Notes” means, collectively, the senior unsecured notes of Pengrowth due April 2013, May 2015, December 2015 July 2017, August 2018 and May 2020;

(www)
“Pengrowth Public Record” means all information filed by or on behalf of Pengrowth after December 31, 2010 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under Pengrowth’s profile at www.sedar.com;

(xxx)
“Pengrowth Reserves Report” means the independent engineering evaluation of Pengrowth’s oil, natural gas liquids and natural gas interests prepared by GLJ effective December 31, 2011 and dated February 27, 2012;

(yyy)	“Pengrowth Shareholders” means the holders from time to time of Pengrowth Shares;

(zzz)	“Pengrowth Shares” means the common shares in the share capital of Pengrowth;

(aaaa)
“Pengrowth Support Agreements” means the agreements between NAL and all of the directors and senior officers of Pengrowth, pursuant to which such directors and officers have agreed to vote the Pengrowth Shares beneficially owned or controlled or subsequently acquired by them in favour of the Issuance Resolution and the Board Nominee Resolution and to otherwise support the Arrangement;

(bbbb)
“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(cccc)
“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule “A” to this Agreement as amended or supplemented from time to time in accordance with the terms hereof;

(dddd)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

(eeee)	“Regulatory Approvals” means (i) the Competition Act Approval and (ii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under any law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the Plan of Arrangement, except, in the case of (ii) only, for those sanctions, rulings, consents, orders, exemptions, permits and other approvals, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to materially impede or delay the completion of the Arrangement;

(ffff)	“Representatives” has the meaning ascribed in Section 3.4(a);

(gggg)
“Returns” shall mean all reports, filings, notices, schedules, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns including any amendments, attachments or appendices and exhibits thereto, made, prepared or filed or required to be filed with a Governmental Authority in connection with, any Taxes;

(hhhh)	“Scotia Waterous” means Scotia Waterous Inc., financial advisor to Pengrowth;

(iiii)	“SEC” means the U.S. Securities and Exchange Commission;

(jjjj)	“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;

(kkkk)	“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada;

(llll)	“subsidiary” means, with respect to a specified entity, any:

(i)
body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)
entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; and

(iii)	issuer that would constitute a subsidiary as defined in the Securities Act;

(mmmm)	“Superior Proposal” has the meaning set forth in Section 3.4(b)(vi)(A);

(nnnn)
“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the NAL Debenture Indenture pursuant to which Pengrowth shall assume all of the covenants and obligations of NAL under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Pengrowth Shares, in lieu of NAL Shares, on conversion, redemption or maturity of the Debentures;

(oooo)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (4th Supp);

(pppp)
“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not;

(qqqq)	“Third Party Beneficiaries” has the meaning ascribed in Section 10.7;

(rrrr)	“TSX” means the Toronto Stock Exchange;

(ssss)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(tttt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

(uuuu)	“U.S. Securities Act” means the United States Securities Act of 1933;

(vvvv)	“U.S. Securities Authorities” means, collectively, the SEC and similar securities regulatory authorities in each of the U.S. states; and

(wwww)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2                      Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3                      Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4                      Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5                      Entire Agreement

(a)
This Agreement has been amended and restated effective April 20, 2012.  Notwithstanding such restatement, this Agreement shall be dated as of March 22, 2012 and references to time herein and as of the date hereof shall be considered to speak as of March 22, 2012 except where the context otherwise indicates or requires.

(b)
This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.  For greater certainty, the NAL Support Agreements and the Pengrowth Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6                      Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7                      Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles determined with reference to the Handbook (“GAAP”) and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP, which incorporates International Financial Reporting Standards under Part 1 of the Handbook for periods beginning on and after January 1, 2011, and Canadian generally accepted accounting principles under Part V of the Handbook prior to January 1, 2011.

1.8                      Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Pengrowth, include disclosure to Pengrowth or its representatives, or in the case of NAL, include disclosure to NAL or its representatives.

1.9                      References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10                      Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.11                      Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry.  In the context of a covenant of a Party set out in this Agreement, the knowledge of such Party means the actual knowledge of the senior officers of such Party and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.12                      Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.13                      Schedules

The following schedule attached hereto is incorporated into and forms an integral part of this Agreement:

Schedule A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT AND MEETINGS

2.1                      Plan of Arrangement

The Parties agree that the Arrangement, pursuant to which, among other things, holders of NAL Shares shall receive, for each NAL Share held, 0.86 of a Pengrowth Share, shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                      Interim Order, Final Order, etc.

(a)
NAL shall, by not later than April 21, 2012 or such later date as may be agreed to by Pengrowth, apply to the Court, in a manner reasonably acceptable to Pengrowth, for the Interim Order and thereafter diligently seek the Interim Order and, upon receipt thereof, NAL shall forthwith carry out the terms of the Interim Order to the extent applicable to it.  The Interim Order shall provide, among other things:

(i)
for the calling and holding of the NAL Meeting, including the record date for determining the persons to whom notice is to be provided in respect of the Arrangement and the NAL Meeting and for the manner in which such notice is to be provided;

(ii)	that the NAL Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each NAL Shareholder being entitled to one vote for each NAL Share held;

(iii)
that, subject to the approval of the Court, the requisite majority for the approval of the Arrangement Resolution shall be at least two-thirds of the votes cast by the NAL Shareholders present in person or represented by proxy at the NAL Meeting;

(iv)	that in all other respects, the terms, restrictions and conditions of NAL’s articles and by-laws, including quorum requirements and all other matters shall apply in respect of the NAL Meeting;

(v)	for the grant of Dissent Rights in the manner contemplated in the Plan of Arrangement and the Interim Order; and

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

(b)
Provided all necessary approvals for the Arrangement Resolution are obtained from the NAL Shareholders, and all necessary approvals for the Issuance Resolution and the Board Nominee Resolution are obtained from the Pengrowth Shareholders, NAL shall, as soon as reasonably practicable following the NAL Meeting, submit the Arrangement to the Court and apply for the Final Order.

(c)
Forthwith following the issuance of the Final Order and subject to the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, NAL shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

2.3                      Circular and Meetings

(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:

(i)
Pengrowth shall: (i) assist NAL with the preparation of the Circular; (ii) furnish NAL with the Pengrowth Information in a timely manner, in order that the Parties can comply with the timeline set forth in this Section 2.3; (iii) cause the Circular to be mailed to the Pengrowth Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed by no later than April 28, 2012; and (iv) call, give notice of and convene the Pengrowth Meeting by no later than May 31, 2012; and

(ii)
NAL shall: (i) prepare the Circular and cause the Circular to be mailed to the NAL Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed by no later than April 28, 2012; and (ii) call, give notice of and convene the NAL Meeting by no later than May 31, 2012.

(b)
Each Party shall ensure that the information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(c)
The Parties shall cooperate in the preparation, filing and mailing of the Circular.  NAL shall provide Pengrowth and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and reasonable consideration shall be given to any comments made by Pengrowth, provided that all information relating solely to Pengrowth included in the Circular shall be in form and content satisfactory to Pengrowth, acting reasonably, and provided that the Circular shall comply in all respects with Applicable Laws. All information relating solely to NAL included in the Circular shall be in form and substance satisfactory to NAL acting reasonably.

2.4                      General

(a)
NAL shall provide Pengrowth and its counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed by NAL with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Pengrowth on a timely basis with copies of any notice of appearance and evidence served on NAL or its counsel in respect of the application for the Interim Order and/or the Final Order or any appeal therefrom and of any notice (written or oral) received by NAL indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

(b)
NAL shall not file any material with the Court in connection with the Arrangement or serve any such material and shall not agree to modify or amend materials so filed or served except as contemplated hereby or with the prior written consent of Pengrowth, such consent not to be unreasonably withheld, conditioned or delayed.

2.5                      NAL Board Recommendation

Based upon, among other things, the opinion of BMO Capital Markets, the NAL Board has unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend NAL Shareholders vote in favour of the Arrangement.  Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Circular.

2.6                      NAL Fairness Opinion

NAL will use commercially reasonable efforts to obtain a written opinion from BMO Capital Markets to the effect that the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders and include a copy of such opinion in the Circular.

2.7                      Pengrowth Board Recommendation

Based upon, among other things, the opinion of Scotia Waterous, the Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, is fair to the Pengrowth Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolution.  Notice of such approvals, determinations and resolutions shall, subject to the terms hereof, be included in the Circular.

2.8                      Pengrowth Fairness Opinion

Pengrowth will use commercially reasonable efforts to obtain a written opinion from Scotia Waterous to the effect that the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders and include a copy of such opinion in the Circular.

2.9                      Regulatory Matters

(a)	The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(b)
Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made, or of information that otherwise requires an amendment or supplement to the Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Parties.

(c)
Each Party will promptly inform the other Party of any requests or comments made by Securities Authorities in connection with the Circular.  Each of the Parties will cooperate with the other and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Circular and use its commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Circular and any other required filings under Applicable Laws as promptly as practicable after receipt thereof.

2.10                      Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of Bennett Jones LLP, in Calgary, Alberta on the Closing Date.

2.11                      Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.  The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time.  The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about May 31, 2012 or as soon thereafter as reasonably practicable and, in any event, by June 15, 2012.

2.12                      Public Communications

The Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of their directors, officers, employees or agents to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement, the transactions with respect thereto, from the date hereof until the Effective Time.  The Parties shall not issue any such news releases or make any such public statement prior to such consultation, except as may be required by Applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Applicable Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such law or obligation.

2.13                      Treatment of NAL DSUs

(a)	The particulars of the NAL DSUs outstanding as at the date hereof are fully disclosed in the NAL Disclosure Letter.

(b)
NAL covenants and agrees to redeem all of the outstanding NAL DSUs in accordance with the NAL 2011 DSU Plan and the NAL Prior DSU Plan, as applicable, and to pay the redemption price of the NAL DSUs so redeemed in cash, after deduction of any applicable taxes and other source deductions required to be withheld by NAL, to the holders of NAL DSUs on or prior to the Effective Date.

2.14                      Indemnities and Directors’ and Officers’ Insurance

(a)
Pengrowth agrees that Pengrowth, NAL and its successors shall fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of NAL pursuant to the provisions of the constating documents of NAL, applicable corporate legislation and any written indemnity agreements which have been entered into between NAL and its officers and directors effective on or prior to the date hereof; and

(b)
Prior to the Effective Date, NAL shall be entitled to secure “run off” directors’ and officers’ liability insurance for its officers and directors, provided that such insurance is approved by Pengrowth, acting reasonably, covering claims made prior to or within six years after the Effective Date and Pengrowth agrees to not take or permit any action to be taken by or on behalf of NAL to terminate or adversely affect such directors’ and officers’ insurance.

2.15                      Tax Withholdings

Pengrowth shall be entitled to deduct and withhold from any consideration otherwise payable to any NAL Shareholder, and, for greater certainty, from any amount payable to a NAL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement, such amounts as Pengrowth is required to deduct and withhold from such consideration in accordance with applicable Tax laws and administrative policy of the Canada Revenue Agency.  Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the NAL Shareholder, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  In connection with any amount required to be withheld pursuant to the Plan of Arrangement, Pengrowth may direct the Depositary to withhold such number of Pengrowth Shares that may otherwise be paid to such NAL Shareholder under the Plan of Arrangement and to sell such shares on the TSX for cash proceeds to be used for such withholding.

2.16                      U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which NAL Shareholders have a right to appear and grants the Final Order, the issuance of the Pengrowth Shares issuable to NAL Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof.   Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13.

ARTICLE 3
COVENANTS

3.1                      Covenants of Pengrowth

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of NAL, and except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:

(a)
Other than as contemplated in the Pengrowth Disclosure Letter, Pengrowth’s business shall be conducted only in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing ownership and operation of such property).  Pengrowth shall consult with NAL in respect of the ongoing material business and affairs of Pengrowth and keep NAL apprised of all material developments relating thereto;

(b)
Pengrowth shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares other than regular monthly cash dividends on the Pengrowth Shares of an amount equal to $0.07 per Pengrowth Share; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iii) split, combine or reclassify any of its securities; (iv) other than as contemplated in the Pengrowth Disclosure Letter, pursue, complete or agree to complete any material corporate acquisition or disposition, amalgamation, merger, arrangement, or make any material change to the business, capital or affairs of Pengrowth; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of Pengrowth or any of its subsidiaries; (vi) make any material adverse change to the business, capital or affairs of Pengrowth; (vii) reduce the stated capital of Pengrowth or any of the outstanding Pengrowth Shares; (viii) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice; (ix) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might, directly or indirectly, interfere with or adversely affect the consummation of the Arrangement or (ix) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Pengrowth will promptly provide to NAL, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Pengrowth’s obligations under Applicable Laws to make continuous disclosure and timely disclosure of material information, and NAL agrees to keep such information confidential until it is filed as part of the Pengrowth Public Record;

(d)
Pengrowth shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;

(e)
Pengrowth shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might, directly or indirectly, interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by Pengrowth in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Pengrowth shall promptly notify NAL in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Pengrowth threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Pengrowth in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Pengrowth shall in good faith discuss with NAL any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Pengrowth threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to NAL pursuant to this provision;

(g)	Pengrowth shall promptly advise NAL in writing of any material breach by Pengrowth of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(h)
Pengrowth will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Pengrowth;

(i)	Pengrowth shall provide notice to NAL of the Pengrowth Meeting and allow NAL’s representatives to attend such meeting;

(j)
Pengrowth shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k)
Pengrowth shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it;

(l)
Pengrowth shall cooperate with NAL in the preparation of the Circular and provide to NAL, in a timely and expeditious manner, the Pengrowth Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Laws on the date of issue thereof, and Pengrowth shall provide NAL and its representatives with a reasonable opportunity to review and comment on the Pengrowth Information and any other relevant documentation and reasonable consideration shall be given to any comments made by NAL;

(m)
Pengrowth shall ensure that the Circular has been prepared in compliance with Applicable Laws and shall include, without limitation, the determinations and recommendations of the Pengrowth Board pursuant to Section 2.7;

(n)	Pengrowth will use reasonable commercial efforts to maintain the listing of the Pengrowth Shares on the TSX and the NYSE;

(o)
Pengrowth shall indemnify and save harmless NAL and the directors, officers and agents of NAL from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which NAL, or any director, officer or agent thereof, may be subject or which NAL, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Pengrowth in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Pengrowth in the Circular, which prevents or restricts trading in the Pengrowth Shares; or

(iii)	Pengrowth not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Pengrowth shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular based solely on the NAL Information included in the Circular, the negligence of NAL or the non-compliance by NAL with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(p)
except for proxies and other non-substantive communications with the holders of Pengrowth securities, and communications that Pengrowth is required to keep confidential pursuant to Applicable Laws, Pengrowth shall furnish promptly to NAL or NAL’s counsel, a copy of each material notice, report, schedule or other document delivered, filed or received by Pengrowth from holders of Pengrowth securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) the Pengrowth Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(q)
Pengrowth shall solicit proxies to be voted at the Pengrowth Meeting in favour of matters to be considered at the Pengrowth Meeting, including the Issuance Resolution and the Board Nominee Resolution and shall use its reasonable commercial efforts to ensure that the directors and officers of Pengrowth respond to queries from beneficial holders of Pengrowth Shares or their representatives to solicit votes in favour of the matters to be considered at the Pengrowth Meeting;

(r)	Pengrowth shall conduct the Pengrowth Meeting in accordance with the constating documents of Pengrowth and as otherwise required by Applicable Laws;

(s)
Pengrowth shall use reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer as of the date of this Agreement, and Pengrowth shall use commercially reasonable efforts to timely file all reports required to be filed with the SEC pursuant to the U.S. Exchange Act for Pengrowth to be in compliance with the current public information requirement under Rule 144(c)(1) promulgated under the U.S. Securities Act;

(t)
Pengrowth shall, on the Effective Date, provide to the Depositary an irrevocable direction authorizing and directing the Depositary to issue the Pengrowth Shares issuable under the Arrangement to holders of the NAL Shares and shall irrevocably direct the Depositary to distribute the Pengrowth Shares to the holders of the NAL Shares in accordance with the terms of the Plan of Arrangement;

(u)	Pengrowth shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(v)
Pengrowth will furnish promptly to NAL or NAL’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Pengrowth in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with any Governmental Authority in connection with the transactions contemplated hereby;

(w)
Pengrowth shall use all reasonable commercial efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(i)
obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Pengrowth under any Applicable Laws and to satisfy any condition provided for under this Agreement;

(ii)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Arrangement; and

(iii)	co-operate with NAL in connection with the performance by it of its obligations hereunder;

(x)	Pengrowth will use its reasonable commercial efforts to assist NAL in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(y)
Pengrowth will make application to the TSX and the NYSE to: (i) list the Pengrowth Shares that will be issuable to the NAL Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on the conversion, redemption or maturity of the NAL Debentures on the TSX and the NYSE; (ii) list the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX; and (iii) obtain approval from the TSX and the NYSE, subject only to customary conditions, for the listing of such Pengrowth Shares and NAL Debentures upon completion of the Arrangement;

(z)
provided that the Board Nominee Resolution is approved by the Pengrowth Shareholders, Pengrowth shall use reasonable commercial efforts to ensure that the NAL Nominees are appointed to the Pengrowth Board with effect as and from the Effective Time or, in the event the Board Nominee Resolution is not approved and the Pengrowth Board accepts the resignation of one or both of the Board Nominees, as the case may be, in accordance with Pengrowth’s majority voting policy, Pengrowth shall use reasonable commercial efforts to ensure that up to two nominees of NAL, as the case may be, are appointed to the Pengrowth Board with effect as and from the Effective Time;

(aa)	Pengrowth shall provide to NAL all such information respecting its business, operations and affairs as may be reasonably requested from time to time by NAL;

(bb)	Pengrowth shall or shall cause NAL to comply with the terms of the NAL Debentures and the NAL Debenture Indenture following the Effective Date;

(cc)	Pengrowth shall defend all lawsuits and other legal, regulatory or other proceedings against it challenging or affecting this Agreement or the transactions contemplated hereby;

(dd)	Pengrowth shall:

(i)
duly and timely file all Returns required to be filed by it on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)
timely pay all Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the Pengrowth Financial Statements);

(iii)
not breach any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined under the Tax Act) prior to the Effective Time and, in particular, not fail to incur and renounce expenses which it covenanted to incur and renounce in respect thereof;

(iv)	not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)
not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 and prior to the date hereof, except as may be required by Applicable Laws;

(vii)
properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Pengrowth which are not due or payable prior to the Effective Date;

(viii)
not, directly or indirectly reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carryforwards; and

(ix)
not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of NAL, such consent not to be unreasonably withheld, except where the failure to comply with any of the foregoing would not have a material adverse effect on Pengrowth’s tax pools or tax position.

3.2                      Covenants of NAL

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Pengrowth, and except as otherwise expressly permitted or specifically contemplated by this Agreement, the NAL Disclosure Letter or as required by Applicable Laws:

(a)
NAL’s business and the business of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), NAL shall consult with Pengrowth in respect of the ongoing business and affairs of NAL and its subsidiaries and keep Pengrowth apprised of all material developments relating thereto;

(b)
NAL nor any of its subsidiaries shall, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding NAL Shares other than regular monthly cash dividends on the NAL Shares of an amount equal to $0.05 per NAL Share; (iii) issue (other than on conversion, redemption or maturity of the currently outstanding NAL Debentures in accordance with their terms or pursuant to the NAL DRIP), grant, sell or pledge or agree to issue, grant, sell or pledge any NAL Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, NAL Shares; (iv) redeem, purchase or otherwise acquire any of the outstanding NAL Shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of NAL and any of its subsidiaries; (vii) pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, or make any material change to the business, capital or affairs of NAL or any of its subsidiaries; (viii) reduce the stated capital of NAL or any of its subsidiaries or any of its outstanding NAL Shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice; (x) sell, dispose of, transfer, convey, encumber, surrender, release or abandon the whole or any part of its material assets, other than production in the ordinary course; (xi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement; (xii) attend any investor, trade or other conference or otherwise engage in any marketing activities with respect to NAL or any of its securities; and (xiii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
NAL or any of its subsidiaries shall not, directly or indirectly, except for expenditures considered necessary by NAL, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment and except in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget): (i) sell, pledge, dispose of or encumber any assets, other than production in the ordinary course of business or as disclosed in the NAL Disclosure Letter; (ii) expend or commit to expend any amount with respect to any capital expenditures having an individual value in excess of $5,000,000; (iii) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a subsidiary or affiliate of NAL as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (iv) acquire any material assets except for such assets agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget); (v) incur any indebtedness for borrowed money in excess of $5,000,000 or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person, or make any loans or advances, other than (1) in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the transactions contemplated hereunder, (2) the amounts contemplated by Section 2.11 in relation to the redemption of the NAL DSUs outstanding as of the Effective Date, (3) the amounts contemplated in Section 2.12 in relation to the payment of NAL Transaction Costs, (4) the amounts required to secure any “run off” directors’ and officers’ liability insurance in the manner contemplated by Section 2.13(b), (5) in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget), (6) the amounts required to pay NAL’s monthly dividend of $0.05 per NAL Share, or (7) or as otherwise contemplated in this Agreement or in respect of the Arrangement; (vi) authorize, recommend or propose any release or relinquishment or any material contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document (including, without limitation, the NAL Administrative Services Agreement); (viii) pay, discharge or satisfy any material claims, liabilities or obligations except in the ordinary course of business; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (x) enter into any agreement or understanding with regards to any lease for real property; (xi) enter into commitments of a capital expenditure nature, including Crown lease purchases and freehold lease acquisitions, involving an expenditure in excess of $5,000,000 except for such commitments agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget); (xii) enter into any non-arm’s length transactions including with any directors or any officers, directors, employees or consultants of the Manager, except as contemplated in this Agreement; (xiii) enter into any agreements for the sale of production having a term of more than 30 days; (xiv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
NAL or any of its subsidiaries shall not: (i) hire any officer, director, employee or consultant; (ii) increase the compensation of any officer or director in any form; (iii) take any action with respect to the amendment of any severance or termination pay policies or arrangements for any officers or directors; (iv) amend the NAL 2011 DSU Plan, the NAL Prior DSU Plan or the terms of any outstanding NAL DSUs thereunder; (v) issue any NAL DSUs except for the issuance of NAL DSUs in accordance with the terms of the NAL 2011 DSU Plan in the ordinary course through the passage of time and upon the completion of the Arrangement; (vi) grant any advance any loan to any officer or director or any other party; or (vii) adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of officers or directors, except in the ordinary course in accordance with the terms of the NAL Administrative Services Agreement;

(e)
NAL will promptly provide to Pengrowth, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to NAL’s obligations under Applicable Laws to make continuous and timely disclosure of material information, and Pengrowth agrees to keep such information confidential until it is filed as part of the NAL Public Record;

(f)
NAL shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and NAL shall consult with Pengrowth with respect to all such matters prior to taking any action in respect thereof;

(g)
NAL shall withhold from any payment made to any of its present or former directors in respect of any payments contemplated by this Agreement including, without limitation, in connection with the NAL DSUs, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions;

(h)
Neither NAL nor the NAL Board will agree or consent to the release of any director or officer of NAL from any fiduciary duty owed by such person to NAL or any subsidiary of NAL or the NAL Shareholders, including and without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of NAL;

(i)
NAL shall not take any action, refrain from taking any action, permit any action to be taken or not taken by it or any of its subsidiaries, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by NAL or by NAL on behalf of its subsidiaries in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)
NAL shall promptly notify Pengrowth in writing of any material change (actual, anticipated, contemplated or, to the knowledge of NAL threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by NAL or by NAL on behalf of its subsidiaries in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and NAL shall in good faith discuss with Pengrowth any change in circumstances (actual, anticipated, contemplated, or to the knowledge of NAL threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Pengrowth pursuant to this provision;

(k)	NAL shall promptly advise Pengrowth in writing of any material breach by NAL of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(l)
NAL will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of NAL;

(m)
NAL shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n)	NAL shall provide notice to Pengrowth of the NAL Meeting and allow Pengrowth’s representatives to attend such meeting;

(o)
NAL shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it;

(p)	NAL shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(q)
NAL shall ensure that the Circular has been prepared in compliance with Applicable Laws and shall include, without limitation, the determinations and recommendations of the NAL Board pursuant to Section 2.5 and the fairness opinion contemplated by Section 2.6;

(r)
NAL shall cooperate with Pengrowth in the preparation of the Circular and shall provide Pengrowth and its representatives with a reasonable opportunity to review and comment on the NAL Information and any other relevant documentation and reasonable consideration shall be given to any comments made by Pengrowth;

(s)	NAL will use reasonable commercial efforts to maintain the listing of the NAL Shares on the TSX;

(t)
NAL shall indemnify and save harmless Pengrowth and the directors, officers and agents of Pengrowth from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Pengrowth, or any director, officer or agent thereof, may be subject or which Pengrowth, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by NAL in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by NAL in the Circular, which prevents or restricts trading in the NAL Shares; or

(iii)	NAL not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that NAL shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular based solely on the Pengrowth Information included in the Circular, the negligence of Pengrowth or the non-compliance by Pengrowth with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(u)	NAL shall provide to Pengrowth all such information respecting its business, operations and affairs as may be reasonably requested from time to time by Pengrowth;

(v)
except for proxies and other non-substantive communications with the holders of NAL securities, and communications that NAL is required to keep confidential pursuant to Applicable Laws, NAL shall furnish promptly to Pengrowth or Pengrowth’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by NAL from holders of NAL securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) the NAL Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(w)
NAL shall solicit proxies to be voted at the NAL Meeting in favour of matters to be considered at the NAL Meeting, including the Arrangement Resolution and shall use its reasonable commercial efforts to insure that the directors and officers of NAL respond to queries from beneficial holders of NAL Shares or their representatives to solicit votes in favour of the matters to be considered at the NAL Meeting;

(x)	NAL shall conduct the NAL Meeting in accordance with the constating documents of NAL, the Interim Order and as otherwise required by Applicable Laws;

(y)	NAL will forthwith carry out the terms of the Interim Order and the Final Order applicable to it;

(z)
NAL shall, on an as received basis, promptly advise Pengrowth of the number of NAL Shares for which NAL receives notices of dissent or written objections to the Arrangement and provide Pengrowth with copies of such notices and written objections;

(aa)
NAL shall use reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer as of the date of this Agreement;

(bb)	NAL shall:

(i)
duly and timely file all Returns required to be filed by it and cause all of its subsidiaries to duly and timely file all required Returns on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)
timely pay all Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the NAL Financial Statements);

(iii)	not breach any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined under the Tax Act) prior to the Effective

Time and, in particular, not fail to incur and renounce expenses which it covenanted to incur and renounce in respect thereof;

(iv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)
not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 and prior to the date hereof, except as may be required by applicable laws;

(vii)
properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of NAL which are not due or payable prior to the Effective Date;

(viii)
not, directly or indirectly, reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carryforwards; and

(ix)
not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Pengrowth, such consent not to be unreasonably withheld, except where the failure to comply with any of the foregoing would not have a material adverse effect on NAL’s tax pools or tax position;

(cc)
NAL will cooperate with Pengrowth in making application to the TSX and the NYSE to: (i) list the Pengrowth Shares that will be issuable to the NAL Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on the conversion, redemption or maturity of the NAL Debentures on the TSX and the NYSE; (ii) list the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX; and (iii) obtain approval from the TSX and the NYSE, subject only to customary conditions, for the listing of such Pengrowth Shares and Debentures upon completion of the Arrangement.

3.3                      Mutual Covenants Regarding the Arrangement

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on or before May 31, 2012 and, in any event, no later than June 15, 2012;

(b)
use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)
obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement; and

(iii)
effect all necessary registrations and filings and the submission of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement including, without limitation, the Competition Act Approval;

(c)	in connection with the Competition Act Approval:

(i)
Pengrowth and NAL shall as promptly as reasonably practicable duly file with the Competition Bureau, a request for an ARC under Section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request.  Pengrowth shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to Section 102 of the Competition Act.  Pengrowth and NAL shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Competition Bureau for additional information or documentation and to all inquiries and requests received from the Competition Bureau;

(ii)
the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with Section 3.3(c)(i) above, including providing each other with advance copies and reasonable opportunities to comment on all filings made with the Competition Bureau and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act (except for information which Pengrowth or NAL, in each case acting reasonably, consider highly confidential and sensitive which may be provided on a confidential and privileged basis to outside counsel of the other Party), and all notices and correspondence received from the Competition Bureau with respect to any filings under the Competition Act; and

(iii)
notwithstanding any other provision herein, in no event will Pengrowth be required hereunder or otherwise to agree to any material hold separate, divestiture or other order, decree or restriction on the businesses of Pengrowth or any other business, the conduct thereof or future transactions;

(d)
use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, including, without limitation, under the Competition Act as set out above in Section 3.3(c), and to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement; and

(e)
use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, to maintain ongoing communications as between representatives of the Parties, subject in all cases to the Confidentiality Agreement.

3.4                       NAL’s Covenants Regarding Non-Solicitation

(a)
NAL shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, advisors, representatives and agents (collectively, the “Representatives”)), if any, with any third parties other than Pengrowth, initiated before the date of this Agreement with respect to any Acquisition Proposal.  Subject to this Section 3.4, as of and from the date hereof until termination of this Agreement pursuant to Article 8, NAL shall discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise and shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with NAL relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that requests are honoured.

(b)	NAL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)
solicit, assist, facilitate, initiate, entertain or encourage, or take any action to solicit, assist, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes, may constitute, or may reasonably be expected to lead to, an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)
withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to Pengrowth, the approval of the Arrangement by the NAL Board or the recommendation of the NAL Board that the NAL Shareholders vote in favour of the Arrangement at the NAL Meeting;

(iii)
enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish or provide access to any other person any information with respect to its or its subsidiaries’ securities, business, properties, operations or condition (financial or otherwise) in connection with, or in furtherance of, an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iv)
release, waive or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear in respect of any rights or other benefits under any confidentiality agreements, including, without limitation, any “standstill provisions” thereunder; or

(v)	accept, recommend, approve, agree to endorse or propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, NAL and its Representatives may:

(vi)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by NAL or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to the execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Pengrowth as set out below), may furnish to such third party information concerning NAL and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an unsolicited written bona fide Acquisition Proposal and the NAL Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisor, the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to NAL Shareholders than the transaction contemplated by this Agreement in its current form; and (3) after receiving the advice of outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws (a “Superior Proposal”); and

(B)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, NAL provides prompt notice to Pengrowth to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality and standstill agreement referenced above and if not previously provided to Pengrowth, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that NAL shall notify Pengrowth orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Pengrowth, copies of all information provided to such party and all other information reasonably requested by Pengrowth), immediately and in no event later than 24 hours of the receipt thereof, shall keep Pengrowth informed of the status and details of any such inquiry, offer or proposal and answer Pengrowth’s questions with respect thereto;

(vii)
comply with Division 3 of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the NAL Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of outside counsel, that the failure to take such action is inconsistent with its fiduciary duties under Applicable Laws and NAL complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(e) and concurrently therewith pays the amount required by Section 6.1.

(c)	In the event that NAL is in receipt of a Superior Proposal, it shall give Pengrowth, orally and in writing, at least three (3) Business Days advance notice of any decision by the NAL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the NAL Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such three (3) Business Day period, NAL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions (which, for greater certainty, shall prevent the party making the Superior Proposal from making any Acquisition Proposal to the NAL Board that is not solicited, initiated, encouraged or knowingly facilitated by NAL) and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such three (3) Business Day period, NAL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pengrowth and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable NAL to proceed with the Arrangement as amended rather than the Superior Proposal.  In the event Pengrowth proposes to amend this Agreement to provide that the NAL Shareholders shall receive a value per NAL Share equal to or having a value greater than the value per NAL Share provided in the Superior Proposal and so advises the NAL Board prior to the expiry of such three (3) Business Day period, the NAL Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  Notwithstanding the foregoing, and for greater certainty, Pengrowth shall have no obligation to make or negotiate any changes to this Agreement in the event that NAL is in receipt of a Superior Proposal.

(d)
Pengrowth agrees that all information that may be provided to it by NAL with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e)
If required by Pengrowth, NAL shall, subsequent to three (3) Business Day notice period contemplated by Section 3.4(c), reaffirm its recommendation of the Arrangement by press release promptly in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(c) which results in any Acquisition Proposal not being a Superior Proposal.

(f)
NAL shall ensure that its officers and directors and any investment bankers, advisors or representatives retained by it are aware of the provisions of this Section 3.4.  NAL shall be responsible for any breach of this Section 3.4 by its officers, directors, investment bankers, advisors or representatives.

3.5                      Access to Information

(a)
From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement, NAL shall, subject to compliance with Applicable Laws and the terms of any contracts, upon reasonable notice, provide Pengrowth and its representatives access, during normal business hours and at such other time or times as Pengrowth may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Pengrowth all information concerning its business, properties and personnel as Pengrowth may reasonably request in order to permit Pengrowth to be in a position to expeditiously and efficiently integrate NAL’s business and operations immediately upon, but not prior to, the Effective Date.

(b)
Without limiting the generality of any of the other provisions of this Agreement, NAL shall make available to Pengrowth all land, legal, title documents and related files, geologic maps, well files and well logs, books, papers, financial information, licences, permits and approvals, environmental audits, assessments and reports, all correspondence sent to or received by any Governmental Authority and pertinent documents or agreements.

(c)	NAL agrees to:

(i)
give the legal and professional representatives and agents of Pengrowth reasonable access during normal business hours to NAL’s books, records and documents as Pengrowth may reasonably request, provided that NAL is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(ii)
endeavour to include in the information furnished to Pengrowth all information which would reasonably be considered to be relevant for the purposes of Pengrowth’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

(d)	Pengrowth agrees to:

(i)
give the legal and professional representatives and agents of NAL reasonable access during normal business hours to Pengrowth’s books, records and documents as NAL may reasonably request, provided that Pengrowth is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(ii)
endeavour to include in the information furnished to NAL all information which would reasonably be considered to be relevant for the purposes of NAL’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

(e)
The Parties acknowledge and agree that all information provided by NAL to Pengrowth or by Pengrowth to NAL pursuant to this Section 3.5 shall remain subject to the provisions of the Confidentiality Agreement.

(f)
Nothing in the foregoing shall require NAL or Pengrowth to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information which, in the opinion of NAL or Pengrowth, as the case may be, acting reasonably, is competitively sensitive (provided that each of NAL and Pengrowth) acknowledge and agree that each of their external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Competition Act Approval).

3.6                      Resignations

NAL shall use its reasonable commercial efforts to obtain and deliver to Pengrowth at the Effective Time evidence reasonably satisfactory to Pengrowth of the resignations effective as of the Effective Time, of all of the directors and officers of NAL requested by Pengrowth.  Such resignations shall be received in consideration for Pengrowth and NAL providing releases to each such persons (substantially in the form set forth in the Pengrowth Disclosure Letter) (the “Mutual Releases”), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for directors’ fees, payments in respect of NAL DSUs, other payments due pursuant to the Arrangement as a NAL Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                      Representations and Warranties of Pengrowth

Pengrowth hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of NAL and acknowledges that NAL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Pengrowth is a corporation duly amalgamated and validly subsisting under the ABCA, and Pengrowth has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)
Pengrowth is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Pengrowth.

(c)	Pengrowth has no material direct or indirect subsidiaries.

(d)
Pengrowth has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by Pengrowth of the transactions contemplated by this Agreement has been duly authorized by the Pengrowth Board and, subject to the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, no other corporate proceedings on the part of Pengrowth are or shall be necessary to consummate the transactions contemplated by this Agreement.   This Agreement has been duly executed and delivered by Pengrowth and constitutes a legal, valid and binding obligation of Pengrowth enforceable against Pengrowth in accordance with its terms.

(e)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the issuance of the Interim Order and Final Order by the Court and receipt of the Competition Act Approval, neither the execution and delivery of this Agreement by Pengrowth, the consummation by Pengrowth of the transactions contemplated by this Agreement nor compliance by Pengrowth with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Pengrowth under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of Pengrowth, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pengrowth is a party or to which it, or its properties or assets, may be subject or by which Pengrowth is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Pengrowth (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Pengrowth or materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Pengrowth.

(f)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of the Competition Act Approval and the approval of the TSX, the NYSE and the Pengrowth Shareholders or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to Pengrowth’s consummation of the transactions contemplated by this Agreement; and

(ii)
no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Pengrowth in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement.

(g)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the approval of the NAL Shareholders of the Arrangement Resolution, the approval of the Interim Order and Final Order by the Court, the receipt of the Competition Act Approval and the consent and waiver of from NAL’s lenders under the NAL Credit Facility, neither the execution and delivery of this Agreement by Pengrowth, the consummation by Pengrowth of the transactions contemplated by this Agreement nor compliance by Pengrowth with any of the provisions hereof, will require any consents or trigger any fees or termination rights except for such consents, fees or termination rights as would not have a Material Adverse Effect on Pengrowth or materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement.

(h)
Pengrowth is authorized to issue an unlimited number of Pengrowth Shares and 10,000,000 preferred shares, issuable in series. As at the date hereof, 364,470,447 Pengrowth Shares, nil preferred shares and awards and other rights entitling the holders thereof to acquire 5,591,513 Pengrowth Shares are issued and outstanding.  Except as aforesaid, there are no other outstanding securities of Pengrowth or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of Pengrowth or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pengrowth of any securities. All outstanding Pengrowth Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.

(i)	Except as disclosed in the Pengrowth Public Record, since December 31, 2011:

(i)	there has not been any Material Adverse Change respecting Pengrowth from the position set forth in the Pengrowth Financial Statements;

(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of Pengrowth, could reasonably be expected to result in a Material Adverse Change respecting Pengrowth;

(iii)	Pengrowth has conducted its business only in the ordinary and normal course, consistent with past practice; and

(iv)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Pengrowth has been incurred other than in the ordinary and normal course of business, consistent with past practice.

(j)
Pengrowth has no reason to believe that the Pengrowth Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, Pengrowth has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Pengrowth Reserves Report.  Pengrowth has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of Pengrowth, as at the effective date of such report, and, in particular, all material information respecting the interests of Pengrowth in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(k)
There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “proceedings”) against or involving Pengrowth, or in respect of the businesses, properties or assets of Pengrowth (whether in progress or, to the knowledge of Pengrowth, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Pengrowth or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of Pengrowth, no event has occurred which might reasonably be expected to give rise to any proceeding.  There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Pengrowth in respect of its business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Pengrowth or significantly impede the completion of the transactions contemplated by this Agreement.

(l)
The Pengrowth Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of Pengrowth at the dates thereof and the results of the operations of Pengrowth for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pengrowth as at the dates thereof.

(m)
Pengrowth has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Pengrowth holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to the assets, business or operations of Pengrowth, except where the failure to comply with the foregoing would not have a Material Adverse Effect on Pengrowth.  The assets of Pengrowth are operated and maintained by it in compliance with all terms and conditions of applicable laws, permits, licenses and authorizations in all material respects.

(n)
No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Pengrowth, no such proceeding is, to the knowledge of Pengrowth, pending, contemplated or threatened and Pengrowth is not, to its knowledge, in default of any requirement of any Applicable Laws.

(o)
The Pengrowth Board has unanimously endorsed the Arrangement and approved this Agreement and has resolved to unanimously recommend approval of the Issuance Resolution and the Board Nominee Resolution by the Pengrowth Shareholders.

(p)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Pengrowth:

(i)	Pengrowth is not in violation of any Environmental Laws;

(ii)	Pengrowth has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by Pengrowth that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pengrowth;

(v)	Pengrowth has not failed to report to any Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)
Pengrowth holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under legislation in British Columbia, Alberta, Saskatchewan and Nova Scotia and any other jurisdiction in which it conducts its business, Pengrowth has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(q)	The corporate records and minute books, books of account and other records of Pengrowth (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(r)
Except for Returns of certain predecessors which were filed late and for which no Taxes are payable, all Returns required to be filed by Pengrowth have been duly filed on a timely basis and all Taxes shown to be payable on all Returns which have been filed or on subsequent assessments with respect thereto have been paid in full on a timely basis. All filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Pengrowth with respect to items or periods covered by such Returns.

(s)
Pengrowth has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (a) to file any Return covering any Taxes for which it may be liable; (b) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (c) pursuant to which Pengrowth is required to pay or remit any Taxes or amounts on account of Taxes; or (d) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which Pengrowth is or may be liable.

(t)
Pengrowth is not a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person.  Pengrowth does not have any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(u)
The tax basis of the assets of Pengrowth by category, including the classification of such assets as being depreciable, amortizable or resource properties giving rise to resource pools as reflected in the Returns of Pengrowth, is true and correct in all material respects.

(v)
Pengrowth has paid or provided adequate accruals in the Pengrowth Financial Statements for the year ended December 31, 2011 for Taxes, including income Taxes and related future Taxes, in conformity with GAAP.  The liability for Taxes under the Tax Act and other applicable law has been assessed for all taxation years up to and including December 31, 2011.

(w)
No material deficiencies exist or have been asserted with respect to Taxes. Pengrowth is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Pengrowth or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. The Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of Pengrowth, pending, threatened or issued and outstanding, which resulted in or could result in a claim for Taxes owing by Pengrowth, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on Pengrowth.  Pengrowth has withheld all Taxes required to be withheld by all applicable laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority.   Pengrowth is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including, without limitation, aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(x)
No director, officer, insider or other non-arm’s length party to Pengrowth (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Pengrowth.

(y)	No director, officer, insider or other non-arm’s length party of Pengrowth is indebted to Pengrowth.

(z)
Any and all operations of Pengrowth, and to the knowledge of Pengrowth, any and all operations by third parties, on or in respect of the assets and properties of Pengrowth, have been conducted in compliance with good oilfield practices except to the extent that such non-compliance would not in the aggregate have a Material Adverse Effect on Pengrowth.

(aa)
Although it does not warrant title, Pengrowth does not have reason to believe that Pengrowth does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Pengrowth Interests”) and does represent and warrant that, to the knowledge of Pengrowth, the Pengrowth Interests are free and clear of adverse claims created by, through or under Pengrowth, except related to bank financing or those arising in the ordinary course of business, and, to the knowledge of Pengrowth, Pengrowth holds the Pengrowth Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the Pengrowth Interests would not have a Material Adverse Effect upon Pengrowth.

(bb)
Pengrowth is not aware of any defects, failures or impairments in the title of Pengrowth to its oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of Pengrowth shown in the Pengrowth Reserves Report; (ii) the current production of Pengrowth; or (iii) the current cash flow of Pengrowth.

(cc)
Pengrowth has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its oil and natural gas assets or to which it is a party or by or to which it or any such assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Pengrowth;

(dd)	To the knowledge of Pengrowth:

(i)	Pengrowth is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Pengrowth, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Pengrowth.

(ee)
None of the oil and natural gas assets of Pengrowth are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under

Pengrowth, except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect on Pengrowth.

(ff)
None of the wells in which Pengrowth holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any Governmental Authority and Pengrowth does not have any knowledge of any impending change in production allowables imposed by any applicable law or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Pengrowth.

(gg)
Pengrowth has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to Pengrowth’s knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not have a Material Adverse Effect on Pengrowth.

(hh)
To the best of the knowledge, information and belief of Pengrowth, all wells located on any lands in which Pengrowth has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in all material respects in accordance with all applicable statutes and regulations regarding the abandonment of wells.

(ii)	The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of Pengrowth:

(i)
for which Pengrowth was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which Pengrowth was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Pengrowth was not or is not operator, to the knowledge of Pengrowth, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which Pengrowth had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business, except to the extent that such non-compliance with prudent oil and natural gas industry practices or applicable law would not in the aggregate have a Material Adverse Effect on Pengrowth.

(jj)
Pengrowth has (i) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (ii) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by applicable law, and (iii) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Pengrowth.

(kk)
To the knowledge of Pengrowth, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and natural gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a lien or charge on its oil and natural gas assets, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on Pengrowth.

(ll)
Pengrowth is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of Pengrowth.

(mm)
All information in the Circular pertaining to Pengrowth (other than in respect of the NAL Information, in respect of which Pengrowth makes no representation or warranty) shall, as of the Mailing Date and as of the Effective Date) be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.

(nn)
Policies of insurance are in force as of the date hereof naming Pengrowth as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Pengrowth operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(oo)
There are no agreements material to the conduct of Pengrowth’s affairs or business, except for those agreements entered into in the ordinary course of business or disclosed in the Pengrowth Public Record, and all such material agreements are valid and subsisting and Pengrowth is not in material default under any such agreements.

(pp)
Pengrowth’s business has been and is being operated in all material respects in full compliance with all applicable laws relating to employment, including employment standards, occupational health and safety, human rights, labour relations, workers compensation, pay equity and employment equity and Pengrowth has not received notice of any outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and Pengrowth has not been reassessed in any material respect under such legislation.

(qq)
The corporate records and minute books, books of account and other records of Pengrowth (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(rr)
To the knowledge of Pengrowth, Pengrowth has not withheld from NAL any material information or documents concerning Pengrowth or its assets or liabilities during the course of NAL’s review of Pengrowth and its assets and liabilities.

(ss)
Pengrowth is a reporting issuer (where such concept exists) in each of the provinces of Canada and is in material compliance with all Applicable Laws therein.  The Pengrowth Shares are listed and posted for trading on the TSX and the NYSE and Pengrowth is in material compliance with the rules of the TSX and the NYSE.  The documents and information comprising the Pengrowth Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Pengrowth Public Record prior to the date hereof.  Pengrowth has timely filed with the Securities Authorities and the U.S. Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Pengrowth with the Securities Authorities or the U.S. Securities Authorities, as applicable, since becoming a “reporting issuer”.  Pengrowth has not filed any confidential material change report that, at the date hereof, remains confidential.  Neither Pengrowth nor, to the knowledge of Pengrowth, any of its directors or officers (in their capacities as directors and/or officers of Pengrowth) are presently subject to continuous disclosure review or investigation by any Securities Authorities or any U.S. Securities Authority or the TSX or NYSE and, to the knowledge of Pengrowth, no such review is pending or to the knowledge of Pengrowth threatened.

(tt)	Pengrowth’s February 2012 average production was not less than the amount set forth in the Pengrowth Disclosure Letter.

(uu)	As of February 29, 2012 the Pengrowth Net Debt did not exceed the amount set forth in the Pengrowth Disclosure Letter.

(vv)
Pengrowth has not claimed and will not claim in any Return for any taxation year ending on or before the Effective Date any reserve (including, without limitation, any reserve under paragraph 20(1)(n) or subparagraph 40(1)(a)(iii) of the Tax Act or any analogous provision under the legislation of any province or other jurisdiction) of any amount which could be included in the income of Pengrowth for any period ending after the Effective Date.

(ww)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to Pengrowth.

(xx)
Pengrowth has not acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which would subject it to a liability under Section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(yy)
Pengrowth has not breached any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined in the Tax Act) and, in particular, Pengrowth has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has any Governmental Authority or Pengrowth reduced pursuant to Subsection 66(12.73) of the Tax Act any amount renounced by Pengrowth.

(zz)
Pengrowth does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Pengrowth Shares that have not yet been fully expended and renounced, except as reflected in the Pengrowth Financial Statements.

(aaa)
Pengrowth has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of Section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(bbb)
Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Pengrowth with respect to all material transactions between Pengrowth and any non-resident person with whom Pengrowth was not dealing at arm’s length within the meaning of the Tax Act, during a taxation year commencing after 1998 and ending on or before the Effective Date.

(ccc)
Pengrowth has a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ddd)
Pengrowth maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Exchange Act), such disclosure controls and procedures are effective, and there is and has been no failure on the part of Pengrowth to comply in any material respect with any material provision of the Sarbanes-Oxley Act of 2002 to the extent applicable to Pengrowth as a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(eee)	Pengrowth is a “Canadian” as such term is defined in the Investment Canada Act (Canada);

(fff)	Pengrowth is properly classified as a corporation for U.S. federal tax purposes.

(ggg)
Pengrowth has not been classified as a passive foreign investment company, within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for any prior year and is not expected to be so classified for the current year.

(hhh)	Pengrowth is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(iii)
All of the assets and property of Pengrowth including all entities “controlled by” Pengrowth for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$68.2 million during Pengrowth’s most recently completed fiscal year.

(jjj)
Pengrowth is not, and is not an affiliate of a person that is, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(kkk)
Pengrowth is not in default under the Pengrowth Credit Facilities and, to the knowledge of Pengrowth, its lenders are not contemplating any reduction in Pengrowth’s borrowing base prior to giving effect to the Arrangement.

(lll)	No reduction in Pengrowth’s current dividend of $0.07 per Pengrowth Share has been approved nor is any such reduction being contemplated by the Pengrowth Board.

4.2                      Representations and Warranties of NAL

NAL hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Pengrowth and acknowledges that Pengrowth is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Each of NAL and NAL Petroleum Holdings Ltd.  is a corporation duly amalgamated or incorporated and validly subsisting under the ABCA and has the requisite power and authority to carry on its business as it is now being conducted by it and to own, lease and operate its properties and assets.

(b)
Addison Energy Limited Partnership has been properly created and organized and is validly existing as a limited partnership under the laws of the Province of Alberta and has all requisite power and authority, through its general partner, to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(c)
Each of NAL and the NAL Material Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(d)	Except for NAL Petroleum Holdings Ltd. and Addison Energy Limited Partnership, NAL has no material direct or indirect subsidiaries.

(e)
As of the date hereof, NAL is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of each of its subsidiaries with good title thereto free and clear of any and all Encumbrances, except for security interests in such securities for the benefit of the lenders under the NAL Credit Facility.  There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer of any securities of any of NAL’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of NAL’s subsidiaries. All outstanding securities of NAL’s subsidiaries have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(f)
NAL has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by NAL of the transactions contemplated by this Agreement have been duly authorized by the NAL Board and, subject to obtaining NAL Shareholder approval as contemplated herein, no other corporate proceedings on the part of NAL are or shall be necessary to consummate the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by NAL and constitutes a legal, valid and binding obligation of NAL enforceable against NAL in accordance with its terms.

(g)
Subject to the approval of the TSX, the approval of the NAL Shareholders of the Arrangement Resolution, the approval of the Interim Order and the Final Order by the Court and the receipt of the Competition Act Approval, neither the execution and delivery of this Agreement by NAL, the consummation by NAL of the transactions contemplated by this Agreement nor compliance by NAL with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of NAL or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of NAL or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which NAL or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which NAL or any of its subsidiaries is bound (subject to obtaining the consent and a waiver from NAL’s lenders under the NAL Credit Facility); or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to NAL or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or materially impede the ability of NAL to consummate the transactions contemplated by this Agreement); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(h)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including the receipt of the Competition Act Approval and the approval of the TSX, the NYSE and the NAL Shareholders or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to NAL’s consummation of the transactions contemplated by this Agreement; and

(ii)
no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by NAL or any of its subsidiaries in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of NAL to consummate the transactions contemplated by this Agreement.

(i)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the approval of the NAL Shareholders of the Arrangement Resolution, the issuance of the Interim Order and Final Order by the Court, the and receipt of the Competition Act Approval and the consent of or waiver from NAL’s lenders under the NAL Credit Facility, neither the execution and delivery of this Agreement by NAL, the consummation by NAL of the transactions contemplated by this Agreement nor compliance by NAL with any of the provisions hereof, will require any material consents or trigger any material fees or material termination rights, other than the NAL Transaction Costs.

(j)
The Administrative Services Agreement (a true and complete copy of which has been provided to Pengrowth) is a legal, valid and binding obligation of NAL and is enforceable against NAL in accordance with its terms. None of NAL or any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in the Administrative Services Agreement.   There are no other agreements, arrangements or understandings between or involving NAL and any of its subsidiaries and the NAL Manager with respect to the matters contemplated in the NAL Administrative Services Agreement.

(k)
Other than in connection with the currently outstanding NAL DSUs, the full particulars of which are set forth in the NAL Disclosure Letter, no amount is payable or owing by NAL under or in connection with any of its compensation plans or arrangements or the compensation plans or arrangements of the NAL Manager, nor shall any amounts be payable at the Effective Time, except in the ordinary course in accordance with the terms of the NAL Administrative Services Agreement.

(l)
NAL has authorized an unlimited number of NAL Shares and a number of preferred shares limited in number to an amount equal to not more than one-half of the Common Shares issued and outstanding at the time of issuance of such preferred shares.  As at the date hereof, 152,132,063 NAL Shares, nil preferred shares, $344.7 principal amount of NAL Debentures and 108,812 NAL DSUs are issued and outstanding.  Except pursuant to the NAL DSUs, the NAL DRIP and for a maximum of 34,091,121 NAL Shares issuable upon conversion, redemption or maturity of the NAL Debentures, there are no other outstanding securities of NAL or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of NAL or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by NAL of any securities.  All outstanding NAL Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.

(m)	Except as disclosed in the NAL Public Record, since December 31, 2010:

(i)	there has not been any Material Adverse Change respecting NAL and its subsidiaries, taken as a whole, from the position set forth in the NAL Financial Statements;

(ii)
there have been no material facts, transactions, events or occurrences which, to the knowledge of NAL, could reasonably be expected to result in a Material Adverse Change respecting NAL and its subsidiaries, taken as a whole;

(iii)	NAL and its subsidiaries has conducted its business only in the ordinary and normal course, consistent with past practice; and

(iv)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to NAL and its subsidiaries, taken as a whole, has been incurred other than in the ordinary and normal course of business, consistent with past practice.

(n)
NAL has no reason to believe that the NAL Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, NAL has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the NAL Reserves Report.  NAL has provided to McDaniel all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of NAL and its subsidiaries, in each case as at the effective date of such report, and, in particular, all material information respecting the interests of each of NAL and its subsidiaries, in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(o)
There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “proceedings”) against or involving NAL or any of its subsidiaries, or in respect of the businesses, properties or assets of NAL or any of its subsidiaries, (whether in progress or, to the knowledge of NAL, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of NAL, no event has occurred which might reasonably be expected to give rise to any proceeding.   There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against NAL or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement.

(p)
The NAL Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of NAL and its subsidiaries, taken as a whole, at the dates thereof and the results of the operations of NAL and its subsidiaries for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of NAL and its subsidiaries, as at the dates thereof.

(q)
NAL has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its or any of its subsidiaries’ assets, business or operations and NAL and each of its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to their respective assets, business or operations, except where the failure to comply with the foregoing would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.  The assets of NAL and each of its subsidiaries are operated and maintained by it in compliance with all terms and conditions of applicable laws, permits, licenses and authorizations in all material respects.

(r)
No Securities Authority, other competent authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of NAL or any of its subsidiaries, no such proceeding is, to the knowledge of NAL, pending, contemplated or threatened and NAL is not, to its knowledge, in default of any requirement of any Applicable Laws.

(s)
The Arrangement may be completed with no severance, lease termination or other similar costs to NAL and Pengrowth and without triggering any material rights of first refusal, change of control or other terminations rights other than in accordance with the terms of the NAL Credit Facility, the NAL Debentures and the NAL DSUs;

(t)
The NAL Transaction Costs and all costs and expenses, including all severance, termination costs, amounts payable in connection with outstanding NAL DSUs and amounts incurred by Pengrowth or NAL and its affiliates to terminate the NAL Administrative Services Agreement shall not exceed the amounts set forth in the NAL Disclosure Letter.

(u)
Other than in connection with the NAL DSUs, details of which are set out in the NAL Disclosure Letter, there are no payments, including accrued bonuses, owing or that will become owing in connection with the Arrangement to directors or officers of NAL under any contract settlements, bonus plans, retention arrangements, change of control agreements or severance obligations (whether resulting from termination or alteration of duties).

(v)	NAL and its subsidiaries have no employees or consultants.

(w)	NAL and its subsidiaries have no plans providing benefits to its directors or officers.

(x)
Except as set forth in the Disclosure Letter, NAL has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Pengrowth pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that BMO Capital Markets has been retained as NAL’s financial advisor in connection with certain matters, including the transactions contemplated by this Agreement.  NAL has delivered to Pengrowth true and current copies of all agreements between NAL and BMO Capital Markets which could give rise to the payment of any fees to such financial advisor and such agreements accurately reflect the fees payable to BMO Capital Markets.

(y)
Neither NAL nor the NAL Board has agreed or consented to the release of any director or officer of NAL from any fiduciary duty owed by such person to NAL or any of its subsidiaries, including and without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of NAL.

(z)
There are no agreements, arrangements or understandings between or involving NAL and the NAL Manager that may restrict NAL’s business or operations in any manner other than as set forth in the NAL Administrative Services Agreement

(aa)
NAL is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire NAL Shares or other securities of NAL or its subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(bb)	To the knowledge of NAL, none of the NAL Shares are the subject of any escrow, voting trust or other similar agreement.

(cc)
NAL does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of NAL Shares that have not yet been fully expended and renounced, except as reflected in the NAL Financial Statements.

(dd)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole:

(i)	NAL and each of its subsidiaries are not in violation of any Environmental Laws;

(ii)
NAL and each of its subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by NAL or any of its subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of NAL or any of its subsidiaries;

(v)	NAL and each of its subsidiaries has not failed to report to the proper Governmental Authorities, the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)
NAL and each of its subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under legislation in British Columbia, Alberta, Saskatchewan, Ontario and any other jurisdiction in which it conducts its business, NAL has not and none of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(ee)
The corporate records and minute books, books of account and other records of NAL and each of its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(ff)
All Returns required to be filed by NAL have been duly filed, in all material respects, on a timely basis and all Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and, in any event, prior to the Effective Date.  The filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by NAL with respect to items or periods covered by such Returns.

(gg)
Except as set forth in the NAL Disclosure Letter, NAL has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (a) to file any Return covering any Taxes for which it may be liable; (b) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (c) pursuant to which NAL is required to pay or remit any Taxes or amounts on account of Taxes; or (d) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which NAL is or may be liable.

(hh)
NAL is not a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person.  NAL does not have any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(ii)
NAL has not claimed and will not claim in any Return for any taxation year ending on or before the Effective Date any reserve (including, without limitation, any reserve under paragraph 20(1)(n) or subparagraph 40(1)(a)(iii) of the Tax Act or any analogous provision under the legislation of any province or other jurisdiction) of any amount which could be included in the income of NAL for any period ending after the Effective Date.

(jj)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to NAL.

(kk)
The tax basis of the assets of NAL by category, including the classification of such assets as being depreciable, amortizable or resource properties giving rise to resource pools as reflected in the Returns of NAL, is true and correct in all material respects.

(ll)
NAL has not acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which would subject it to a liability under Section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(mm)
NAL has paid or provided adequate accruals in the NAL Financial Statements for the year ended December 31, 2010 and for the interim period ended September 30, 2011 and NAL will pay or provide adequate accruals in the NAL Financial Statements for the year ended December 31, 2011, for Taxes, including income Taxes and related future Taxes, in conformity with GAAP.

(nn)
No material deficiencies exist or have been asserted with respect to Taxes. None of NAL or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against NAL or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. The Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of NAL, pending or threatened, which resulted in or could result in a claim for Taxes owing by NAL except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on NAL.  NAL has withheld all Taxes required to be withheld by all applicable laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority.  NAL is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including, without limitation, aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(oo)
All agreements entered into by NAL with persons other than Pengrowth regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of NAL or a substantial portion of its assets or any other business combination or similar transaction with any other party are in substantially the form of the Confidentiality Agreement and NAL has not, as at the date hereof, waived the standstill or other provisions of any such agreements.

(pp)
No director, officer, insider or other non-arm’s length party to NAL or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of NAL.

(qq)	No director, officer, insider or other non-arm’s length party of NAL or any of its subsidiaries is indebted to NAL or any of its subsidiaries.

(rr)
Except for indemnity agreements with its directors as contemplated by the by-laws of NAL and Applicable Laws, and other than standard indemnity agreements in financial services, underwriting and agency agreements and in the ordinary course provided to service providers, NAL is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person which individually or in the aggregate could have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ss)
Any and all operations of NAL and its subsidiaries and, to the knowledge of NAL, any and all operations by third parties, on or in respect of the assets and properties of NAL and its subsidiaries have been conducted in compliance with good oilfield practices except to the extent that such non-compliance would not in aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(tt)
Although it does not warrant title, NAL does not have reason to believe that NAL and its subsidiaries do not have title to or the irrevocable right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “NAL Interests”) and does represent and warrant that, to the knowledge of NAL, the NAL Interests are free and clear of adverse claims created by, through or under NAL and its subsidiaries, except related to bank financing or those arising in the ordinary course of business, and, to the knowledge of NAL, NAL and its subsidiaries hold the NAL Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the NAL Interests would not have a Material Adverse Effect upon NAL and its subsidiaries, taken as a whole.

(uu)
NAL is not aware of any defects, failures or impairments in the title of NAL or any of its subsidiaries to its oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of NAL and its subsidiaries shown in the NAL Reserves Report; (ii) the current production of NAL and its subsidiaries; or (iii) the current cash flow of NAL and its subsidiaries.

(vv)
Neither NAL nor any of its subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its oil and natural gas assets to which it is a party or by which it or any such assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ww)	To the knowledge of NAL:

(i)	NAL and each of its subsidiaries is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of NAL, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(xx)
None of the oil and natural gas assets of NAL or any of its subsidiaries are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under NAL, except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(yy)
None of the wells in which NAL or any of its subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any Governmental Authority and NAL does not have any knowledge of any impending change in production allowables imposed by any applicable law or any Governmental Authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(zz)
None of NAL or any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to NAL’s knowledge, none of the wells in which it holds an interest are subject to any such penalty or restriction except to the extent that any such penalty or restriction would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(aaa)
To the best of the knowledge, information and belief of NAL, all wells located on any lands in which NAL and any if its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in all material respects in accordance with all applicable statutes and regulations regarding the abandonment of wells.

(bbb)	The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of NAL and each of its subsidiaries:

(i)
for which NAL or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which NAL or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which NAL or any of its subsidiaries was not or is not operator, to the knowledge of NAL, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which NAL or any of its subsidiaries had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and natural gas industry practices or applicable law would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ccc)
NAL and each of its subsidiaries has not, at the date of this Agreement, (i) received any advance payments for petroleum or services not already delivered or provided prior to receipt of payment, or (ii) any material accrued “take-or-pay” or “send-or-pay” liabilities under any agreement.

(ddd)	All fees in respect of seismic and well data (including those payable on a change of control or transfer) in respect of which NAL (or the relevant operator) has a licence, have been duly paid.

(eee)	NAL and each of its subsidiaries has not entered into any material joint venture with a third party, other than as set out in the NAL Public Record.

(fff)
Except as disclosed to Pengrowth in the NAL Disclosure Letter, there are no outstanding authorizations for expenditure pertaining to any of the oil and natural gas assets of NAL or any of its subsidiaries or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent NAL Financial Statements in excess of $5,000,000 for each such commitment, approval or authorization.

(ggg)
NAL and each of its subsidiaries has (i) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (ii) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by applicable law, and (iii) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all taxes as required by applicable law on any sale, supply or delivery whatsoever, made by NAL.

(hhh)
To the knowledge of NAL, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and natural gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a lien or charge on its oil and natural gas assets, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(iii)
NAL and each of its subsidiaries is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of NAL and its subsidiaries, taken as a whole.

(jjj)
NAL maintains policies of insurance in force at the date hereof naming NAL or its subsidiaries, as applicable, as an insured, which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which NAL operates and such policies remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(kkk)	Except as set out in the NAL Public Record, NAL is not a party to or subject to any hedges, swaps or other financial instruments or like transactions.

(lll)
To the knowledge of NAL, NAL has not withheld from Pengrowth any material information or documents concerning NAL or its assets or liabilities during the course of Pengrowth’s review of NAL and its assets and liabilities.

(mmm)	There are no agreements material to the conduct of NAL’s affairs or business, except for those agreements entered into in the ordinary course of business or disclosed in the NAL Public

Record, and all such material agreements are valid and subsisting and NAL is not in material default under any such agreements.

(nnn)
All information in the Circular pertaining to NAL (other than in respect of the Pengrowth Information, in respect of which NAL makes no representation or warranty) shall, as of the Mailing Date and as of the Effective Date be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.

(ooo)	NAL’s February 2012 average production was not less than the amount set forth in the NAL Disclosure Letter.

(ppp)	As of February 29, 2012 the NAL Net Debt did not exceed the amount set forth in the NAL Disclosure Letter.

(qqq)
NAL is a reporting issuer (where such concept exists) in each of the provinces of Canada and is in material compliance with all Applicable Laws therein.  The NAL Shares and NAL Debentures are listed and posted for trading on the TSX and NAL is in material compliance with the rules of the TSX.  The documents and information comprising the NAL Public Record did not, at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the NAL Public Record prior to the date hereof.  NAL has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by NAL with the Securities Authorities since becoming a “reporting issuer”.  NAL has not filed any confidential material change report that, at the date hereof, remains confidential.   Neither NAL nor, to the knowledge of NAL, any of its directors are presently subject to any continuous disclosure review or investigation by any Securities Authorities or the TSX and, to the knowledge of NAL, no such review is pending or, to the knowledge of NAL, threatened.

(rrr)
NAL has not breached any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined in the Tax Act) and, in particular, NAL has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has any Governmental Authority or NAL reduced pursuant to subsection 66(12.73) of the Tax Act any amount renounced by NAL.

(sss)
NAL has not made any payment, nor is it obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of Section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(ttt)
Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by NAL with respect to all material transactions between NAL and any non-resident person with whom NAL was not dealing at arm’s length (within the meaning of the Tax Act), during a taxation year commencing after 1998 and ending on or before the Effective Date.

(uuu)
NAL has a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with the NAL Manager’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with the NAL Manager’s general or specific authorization;

and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(vvv)	NAL is not in default under the NAL Credit Facility and, to the knowledge of NAL, its lenders are not contemplating any reduction in NAL’s borrowing base prior to giving effect to the Arrangement.

(www)	NAL is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(xxx)
All of the assets and property of NAL including all entities “controlled by” NAL for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$68.2 million during NAL’s most recently completed fiscal year.

(yyy)	NAL is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(zzz)	Neither NAL nor any of its subsidiaries is registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(aaaa)	No class of securities of NAL is registered or required to be registered pursuant to, nor has NAL had, nor does NAL have, any reporting obligations under U.S. Securities Laws.

(bbbb)	No reduction in NAL’s current dividend of $0.05 per NAL Share has been approved nor is any such reduction being contemplated by the NAL Board.

4.3                      Privacy Issues

(a)
For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)
Each Disclosing Party covenants and agrees to, upon request, use reasonable commercial efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)
collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual; and

(B)
where required by applicable law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)
notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by applicable law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by applicable laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1                      Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the NAL Shareholders;

(c)	the Pengrowth Shareholders shall have passed the Issuance Resolution in the manner required by the TSX and the Pengrowth Shareholders shall have passed the Board Nominee Resolution;

(d)
the Final Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(e)	the Effective Date shall have occurred on or before June 15, 2012;

(f)
all required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(g)	without limitation of Section 5.1(f), the Competition Act Approval shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(h)
the TSX and the NYSE shall have approved, subject only to customary conditions, the issuance of all of the Pengrowth Shares issuable pursuant to the Arrangement and upon conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and the listing of the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX on terms and conditions satisfactory to the Parties, each acting reasonably;

(i)
no action shall have been taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.  If any of the said conditions shall not be satisfied or waived in writing by the Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of a Party, then such Party may terminate this Agreement by written notice to the other Party in addition to the other rights and remedies it may have in law or in equity against such other Party.

5.2                      Additional Conditions to Obligations of Pengrowth

The obligation of Pengrowth to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of NAL under this Agreement to be performed on or before the Effective Time shall have been duly performed by NAL, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and Pengrowth shall have received a certificate of NAL addressed to Pengrowth dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of NAL set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).  Pengrowth shall have received a certificate of NAL addressed to Pengrowth and dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL’s behalf and without personal liability), confirming the above as at the Effective Time;

(c)	NAL shall have furnished Pengrowth with:

(i)	certified copies of the resolutions duly passed by the NAL Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	a certified copy of the Arrangement Resolution;

(d)	no Material Adverse Change respecting NAL shall have occurred;

(e)
there shall be no proceedings against or involving NAL or any of its subsidiaries, or in respect of the businesses, properties or assets of NAL or any of its subsidiaries, (whether in progress or, to the knowledge of NAL, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against NAL or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement; and

(f)	holders of not more than 5% of the issued and outstanding NAL Shares shall have exercised Dissent Rights in relation to the Arrangement.

The conditions in this Section 5.2 are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have.  If any of the said conditions shall not be satisfied or waived in writing by Pengrowth on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Pengrowth, then Pengrowth may terminate this Agreement by written notice to the NAL in addition to the other rights and remedies it may have in law or in equity against NAL.

5.3                      Additional Conditions to Obligations of NAL

The obligation of NAL to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of Pengrowth under this Agreement to be performed on or before the Effective Time shall have been duly performed by Pengrowth, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and NAL shall have received a certificate of Pengrowth addressed to NAL dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of Pengrowth set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).   NAL shall have received a certificate of Pengrowth addressed to NAL and dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth’s behalf and without personal liability), confirming the above as at the Effective Time;

(c)	Pengrowth shall have furnished NAL with:

(i)	certified copies of the resolutions duly passed by the Pengrowth Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	certified copies of the Issuance Resolution and the Board Nominee Resolution;

(d)	no Material Adverse Change respecting Pengrowth shall have occurred;

(e)
there shall be no proceedings against or involving Pengrowth or any of its subsidiaries, or in respect of the business, properties or assets of Pengrowth or any of its subsidiaries (whether in progress or, to the knowledge of Pengrowth, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Pengrowth or any of its subsidiaries in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement;

(f)	Pengrowth shall have entered into the Supplemental Debenture Indenture on or prior to the Effective Time; and

(g)	NAL shall be reasonably satisfied that the NAL Nominees shall be appointed to the Pengrowth Board with effect as and from the Effective Time.

The conditions in this Section 5.3 are for the exclusive benefit of NAL and may be asserted by NAL regardless of the circumstances or may be waived by NAL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NAL may have.  If any of the said conditions shall not be satisfied or waived in writing by NAL on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of NAL, then NAL may terminate this Agreement by written notice to Pengrowth in addition to the other rights and remedies it may have in law or in equity against Pengrowth.

5.4                       Notice and Effect of Failure to Comply with Conditions

(a)
Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)
If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 hereof will not be satisfied or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement as provided for in Section 8.1 hereof provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five (5) Business Days after receipt of such notice (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012).  More than one such notice may be delivered by a Party.

5.5                      Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES

6.1                      Pengrowth Damages

If at any time after the execution of this Agreement but prior to the termination of this Agreement:

(a)
the NAL Board: (A) fails to make any of the recommendations or determinations referred to in Section 2.5; (B) withdraws, modifies or changes any of the recommendations or determinations referred to in Section 2.5 in a manner adverse to Pengrowth; (C) fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.5 in accordance with Section 3.4(e) or within three (3) Business Days of any written request to do so by Pengrowth (or, in the event that the NAL Meeting to approve the Arrangement is scheduled to occur within such three (3) Business Day period, prior to the scheduled date of such meeting); (D) recommends that the NAL Shareholders deposit their shares under, vote in favour of, or otherwise accept an Acquisition Proposal; or (E) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the date of the NAL Meeting and remains outstanding at the time of the NAL Meeting and the NAL Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal, as originally proposed or amended (or any other Acquisition Proposal that is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the expiry of the first Acquisition Proposal) is completed within twelve (12) months of the date such Acquisition Proposal is announced, proposed, offered or made;

(c)
a bona fide Acquisition is announced, proposed, offered or made to NAL or the NAL Shareholders and the NAL Board fails to reaffirm and maintain its recommendation of the Arrangement within ten (10) days of such announcement, proposal or offer;

(d)
NAL accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(e)	NAL is in material non-compliance with any of its covenants or agreements in Section 3.4; or

(f)
NAL breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) (other than a covenant in Section 3.4) made in this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting NAL or materially impedes the completion of the Arrangement, provided that NAL shall have been given written notice of and five (5) Business Days to cure any such breach by Pengrowth and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being a “Pengrowth Damages Event”), then in the event of the termination of this Agreement pursuant to subsections 8.1(c) or 8.1(e) and provided that no NAL Damages Event has occurred, NAL shall pay to Pengrowth (i) $45,000,000 in the case of the events in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d) or 6.1(e) and (ii) $20,000,000 in the case of the events in Section 6.1(f), as liquidated damages in immediately available funds to an account designated by Pengrowth.  Such payment shall be made within one (1) Business Day after the first to occur of the events described above, and after such event, but prior to payment of such amount, NAL shall be deemed to hold such funds in trust for Pengrowth.  NAL shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to this Section 6.1.

6.2                      NAL Damages

If at any time after the execution of this Agreement but prior to the termination of this Agreement:

(a)
the Pengrowth Board: (A) fails to recommend that holders of Pengrowth Shares vote in favour of the Issuance Resolution and the Board Nominee Resolution referred to in Section 2.7; (B) withdraws, modifies or changes any of the recommendations or determinations referred to in Section 2.7 in a manner adverse to NAL; (C) fails to publicly reaffirm any of its recommendations or determinations in Section 2.7 within three (3) Business Days of any written request to do so by NAL; or (D) resolves to do any of the foregoing; or

(b)
Pengrowth breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) made in this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting Pengrowth or materially impedes the completion of the Arrangement, provided that Pengrowth shall have been given written notice of and five (5) Business Days to cure any such breach by NAL and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being a “NAL Damages Event”), then in the event of the termination of this Agreement pursuant to subsection 8.1(d) or 8.1(f) and provided that no Pengrowth Damages Event has occurred, Pengrowth shall pay to NAL (i) $45,000,000 in the case of the events in Section 6.2(a) and (ii) $20,000,000 in the case of the events in Section 6.2(b), as liquidated damages in immediately available funds to an account designated by NAL.  Such payment shall be made within one (1) Business Day of the occurrence of the NAL Damages Event and after such event, but prior to payment of such amount, Pengrowth shall be deemed to hold such funds in trust for NAL.  Pengrowth shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to this Section 6.2.

6.3                      Liquidated Damages

Each of the Parties acknowledges that the payment of the amount set out in Sections 6.1 or 6.2 is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Parties, as applicable, shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, the Parties agree that payment of the amount pursuant to Section 6.1 or 6.2, as applicable, is the sole monetary remedy of the Parties, as applicable, in respect of the event giving rise to such payment provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6.

6.4                      Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, except as provided for in this Article 6, the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

ARTICLE 7
AMENDMENT

7.1                      Amendment

This Agreement may, at any time and from time to time, before or after the holding of the NAL Meeting, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and Applicable Laws, without further notice to or authorization on the part of the NAL Shareholders or the Pengrowth Shareholders, provided that no such amendment reduces or materially adversely affects the consideration to be received by a NAL Shareholder without approval by the NAL Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2                      Waiver

NAL, on the one hand, and Pengrowth, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;

(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach, covenant or condition waived.

ARTICLE 8
TERMINATION

8.1                      Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)
by either Party as provided in Section 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Pengrowth, upon the occurrence of a Pengrowth Damages Event as provided in Section 6.1;

(d)	by NAL, upon the occurrence of an NAL Damages Event as provided in Section 6.2;

(e)
by NAL, upon the occurrence of a Pengrowth Damages Event as set out in Section 6.1(d) and the payment by NAL to Pengrowth of the amount required by Section 6.1, provided that NAL has complied with its obligations set forth in Section 3.4; or

(f)	by Pengrowth, upon the occurrence of an NAL Damages Event as set out in Section 6.2(a) and the payment by Pengrowth to NAL of the amount required by Section 6.2.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and of no further force and effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set forth in or as otherwise specified in Sections 1.5, 1.12, 4.3, 6.1, 6.2, 6.3, 8.1, 9.1, 10.1, 10.4, 10.7 and 10.9 and each Party’s obligations under the Confidentiality Agreement, which shall survive such termination.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.1 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

ARTICLE 9
NOTICES

9.1                      Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by facsimile or email transmission and in the case of:

(a)	Pengrowth, addressed to:

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0E4

	Attention:	Derek Evans
	Facsimile:	(403) 234-6842
	E-mail:	derek.evans@pengrowth.com

with a copy to (which shall not constitute notice):

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0E4

	Attention:	Senior Vice President, General Counsel and Corporate Secretary
	Facsimile:	(403) 234-6842
	E-mail:	andrew.grasby@pengrowth.com

and to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

	Attention:	Grant A. Zawalsky
	Facsimile:	(403) 260-0332
	E-mail:	gaz@bdplaw.com

(b)	NAL, addressed to:

NAL Energy Corporation
1000, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

	Attention:	Andrew B. Wiswell
	Facsimile:	(403) 269-3614
	E-mail:	awiswell@nal.ca

with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, AB T2P 4K7

Attention:	John H. Kousinioris
Facsimile:	(403) 265-7219
E-mail:	kousiniorisj@bennettjones.com

or such other address as the Parties may, from time to time, advise to the other Party hereto by notice in writing.  The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile or email transmission is received.

ARTICLE 10
GENERAL

10.1                      Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns. This Agreement may not be assigned by Pengrowth without the prior consent of NAL, except that Pengrowth may assign all or a portion of its rights under this Agreement to any subsidiary of Pengrowth, but no assignment shall relieve Pengrowth of any of its obligations hereunder.  This Agreement may not be assigned by NAL without the prior consent of Pengrowth.

10.2                      Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement.  For greater certainty, Pengrowth and NAL shall pay one-half of the applicable filing fee for the request for the ARC under Section 102 of the Competition Act contemplated by Section 3.3(c).

10.3                      Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.4                      Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5                      Time of Essence

Time shall be of the essence of this Agreement.

10.6                      Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.7                      Third Party Beneficiaries

The provisions of Section 2.13 are: (i) intended for the benefit of all present and former directors and officers of NAL, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Pengrowth shall hold the rights and benefits of Section 2.13 in trust for and on behalf of the Third Party Beneficiaries and Pengrowth hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.8                      Counterparts

This Agreement may be executed in two or more counterparts and, each of which shall be deemed an original, and all of which together constitute one and the same instrument.  The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

10.9                      Survival

The representations and warranties contained herein shall terminate on, and may not be relied upon, by either Party after the Effective Time.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

Per:	(Signed) “Derek Evans”
Derek Evans
President and Chief Executive Officer

Per:	(Signed) “Christopher Webster”
Christopher Webster
Chief Financial Officer

NAL ENERGY CORPORATION

Per:	(Signed) “Keith A. Steeves”
Keith A. Steeves
Vice President, Finance and Chief
Financial Officer

Per:	(Signed) “Kel Johnston”
Kel Johnston
Director

SCHEDULE “A”

PLAN OF ARRANGEMENT

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                      In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act R.S.A. 2000, c.B-9;

(b)	“Addison LP” means Addison Energy Limited Partnership, a limited partnership created under the laws of the Province of Alberta;

(c)
“Amended NAL DRIP” means the amended and restated distribution reinvestment and optional share purchase plan pursuant to which, among other things, the NAL DRIP will be amended and restated such that holders will be entitled to receive Pengrowth Shares after the Effective Date with respect to dividends declared but not paid prior to the Effective Date;

(d)
“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the arrangement agreement dated March 22, 2012, between Pengrowth and NAL with respect to the Arrangement and all amendments thereto;

(f)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by NAL Shareholders at the NAL Meeting;

(g)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(h)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

(i)	“Certificate” means the certificate of arrangement or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(j)	“Circular” means the joint management information circular and proxy statement to be sent by NAL to the NAL Shareholders in connection with the NAL Meeting;

(k)	“Court” means the Court of Queen’s Bench of Alberta;

(l)	“Debentureholders” means the holders, from time to time, of the NAL Debentures;

(m)	“Debenture Trustee” means Computershare Trust Company of Canada;

(n)	“Depositary” means Olympia Trust Company or such other person that may be appointed by Pengrowth for the purpose of receiving deposits of certificates formerly representing NAL Shares;

(o)
“Dissent Rights” means the right of a registered NAL Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the NAL Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order;

(p)	“Dissenting Shareholders” means registered NAL Shareholders who validly exercise the Dissent Rights;

(q)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

(r)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(s)
“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)
“Former NAL Shareholder” means a registered NAL Shareholder immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing NAL Shares duly endorsed for transfer to such person in accordance with the provisions set forth in the Letter of Transmittal;

(u)
“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(v)
“Interim Order” means the interim order of the Court pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the NAL Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w)
“Letter of Transmittal” means the letter of transmittal accompanying the Circular sent to the NAL Shareholders pursuant to which NAL Shareholders are required to deliver certificates representing NAL Shares in order to receive the consideration payable to them pursuant to the Arrangement;

(x)
“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

(y)	“NAL” means NAL Energy Corporation, a corporation amalgamated under the ABCA;

(z)
“NAL 6.25% Series A Debentures” means the 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $16.50 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(aa)
“NAL 6.25% Series B Debentures” means the 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $9.90 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(bb)
“NAL 6.75% Debentures” means the 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $14.00 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(cc)
“NAL Debenture Indenture” means, the note indenture dated August 28, 2007 between NAL and Computershare Trust Company of Canada, as amended by a first supplemental note indenture dated December 3, 2009, as further amended and restated by a second supplemental note indenture dated December 31, 2010 and as further amended by a third supplemental note indenture dated February 21, 2012;

(dd)	“NAL Debentures” means, collectively, the NAL 6.75% Debentures, the NAL 6.25% Series A Debentures and the NAL 6.25% Series B Debentures;

(ee)	“NAL DRIP” means the NAL distribution reinvestment and optional share purchase plan;

(ff)	“NAL GP” means NAL Energy (General Partner) Inc., a corporation amalgamated under the ABCA;

(gg)	“NAL Meeting” means the annual and special meeting of NAL Shareholders to be held, among other things, to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(hh)	“NAL Petroleum” means NAL Petroleum Holdings Ltd., a corporation incorporated under the ABCA;

(ii)	“NAL Shareholders” means the holders from time to time of NAL Shares;

(jj)	“NAL Shares” means the common shares in the capital of NAL;

(kk)	“Pengrowth” means Pengrowth Energy Corporation, a corporation amalgamated under the ABCA;

(ll)	“Pengrowth Shares” means the common shares in the capital of Pengrowth;

(mm)
“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(nn)
“Plan of Arrangement” “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Plan of Arrangement as supplemented, modified or amended from time to time in accordance with the terms hereof, the Arrangement Agreement or at the direction of the Court in the Final Order, and not to any particular article, Section or other portion hereof;

(oo)	“Registrar” means the Registrar duly appointed under Section 263 of the ABCA;

(pp)
“Supplemental Indenture” means the fourth supplemental note indenture among Pengrowth, NAL and the Debenture Trustee to become effective at the Effective Time whereby Pengrowth will assume the covenants and obligations of NAL under: (i) the NAL 6.25% Series A Debentures; (ii) the NAL 6.25% Series B Debentures; and (iii) the NAL 6.75% Debentures, and the conversion price will be adjusted in accordance with the provisions of the NAL 6.25% Series A Debentures, the NAL 6.25% Series B Debentures and the NAL 6.75% Debentures, as applicable; and

(qq)	“TSX” means the Toronto Stock Exchange.

1.2                      The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                      Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                      In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                      References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect prior to the Effective Time.

1.7                      Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                      This Plan of Arrangement is made pursuant to, is subject to the provisions and forms part of, the Arrangement Agreement.

2.2                      This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate will become effective at the Effective Time and be binding on: (i) the holders of NAL Shares; (ii) Pengrowth; (iii) NAL; (iv) NAL GP; (v) NAL Petroleum; (vi) Addison LP; (vii) the Debentureholders; and (viii) the Debenture Trustee.

2.3                      The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to the Arrangement in its entirety.   The Certificate shall be conclusive evidence that the

Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the time set out therein.

2.4                      Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1                      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	NAL GP shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL GP shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL GP shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL GP;

(b)	NAL Petroleum shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL Petroleum shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL Petroleum shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL Petroleum;

(c)	Addison LP shall be dissolved by virtue of the dissolution of NAL Petroleum pursuant to Section 3.1(b) and:

(i)	all of the property of Addison LP shall be distributed to NAL; and

(ii)	NAL shall assume all of the liabilities and obligations of Addison LP;

(d)
the NAL Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to NAL (free and clear of any Liens) and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as NAL Shareholders other than the right to be paid the fair value of their NAL Shares in accordance with Article 4;

(e)
each issued and outstanding NAL Share (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Pengrowth (free and clear of any Liens) and, subject to Sections 5.5, 5.6 and 6.1, each Former NAL Shareholder shall be entitled to receive from Pengrowth in exchange for each such NAL Share, 0.86 of a Pengrowth Share;

(f)
Pengrowth shall: (i) assume all of NAL’s covenants and obligations for the NAL Debentures under the NAL Debenture Indenture, such that the NAL Debentures shall become valid and binding obligations of Pengrowth; and (ii) provided that the other provisions of Article 11 of the

NAL Debenture Indenture are complied with, the Supplemental Indenture shall become effective; and

(g)
the Amended NAL DRIP shall become effective, all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and any dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

3.2                      With respect to each Former NAL Shareholder (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of NAL Shares for Pengrowth Shares pursuant to Section 3.1(e):

(a)	such Former NAL Shareholder shall be added to the register of holders of Pengrowth Shares;

(b)
such Former NAL Shareholder shall cease to be a holder of the NAL Shares so exchanged and the name of such Former NAL Shareholder shall be removed from the register of NAL Shareholders maintained by or on behalf of NAL as it relates to the NAL Shares so exchanged; and

(c)	Pengrowth shall become the holder of the NAL Shares so exchanged and shall be added to the register of NAL Shareholders maintained by or on behalf of NAL.

3.3                      NAL is hereby granted full power and authority, in name, place and stead of NAL GP, NAL Petroleum and Addison LP to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a)	any conveyance or other instrument which NAL deems necessary or appropriate to reflect the dissolution of NAL GP, NAL Petroleum and Addison LP pursuant to the terms of Section 3.1(a) (b) and (c);

(b)	any instrument required in connection with any election, designation or determination relating to NAL GP, NAL Petroleum or Addison LP under the Income Tax Act (Canada) or other fiscal legislation;

(c)
any documents which NAL deems necessary or appropriate to be filed in connection with the dissolution of NAL GP, NAL Petroleum or Addison LP or the transactions contemplated by this Plan of Arrangement;

(d)
any document required to be filed with any Governmental Authority in connection with the dissolution of NAL GP, NAL Petroleum or Addison LP or the transactions contemplated by this Plan of Arrangement; and

(e)	any other document or instrument on behalf of and in the name of NAL GP, NAL Petroleum or Addison LP as may be required to give effect to this Plan of Arrangement.

The signing authority granted hereby is irrevocable and shall survive the dissolution of NAL GP, NAL Petroleum or Addison LP pursuant to this Plan of Arrangement.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1                      Each registered NAL Shareholder shall have the Dissent Rights.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a NAL Shareholder and shall only be entitled to be paid the fair value of the Dissenting Shareholder’s NAL Shares by NAL.   A Dissenting Shareholder who is paid the fair value of the Dissenting Shareholder’s NAL Shares shall be deemed to have transferred the Dissenting Shareholder’s NAL Shares to NAL for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.   A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Dissenting Shareholder’s NAL Shares shall be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder.  The fair value of the NAL Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the NAL Shareholders at the NAL Meeting; but in no event shall NAL or Pengrowth be required to recognize such Dissenting Shareholder as a NAL Shareholder after the Effective Time and the name of such holder shall be removed from the register of NAL Shares as at the Effective Time.   For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted or has instructed a proxyholder to vote their NAL Shares in favour of the Arrangement shall be entitled to exercise Dissent Rights.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                      From and after the Effective Time, certificates formerly representing NAL Shares under this Plan of Arrangement shall represent only the right to receive the consideration to which the Former NAL Shareholders are entitled under this Plan of Arrangement and any dividends or distributions thereon pursuant to Section 5.4 other than, in the case of Dissenting Shareholders, those Dissenting Shareholders which are deemed not to have participated in the Arrangement pursuant to Section 4.1, where the certificates formerly representing NAL Shares shall represent only the right to receive the fair value of the NAL Shares represented by such certificates; in each case subject to compliance with the requirements set forth in this Article 5.

5.2                      Pengrowth shall, as soon as practicable following the later of the Effective Date and the date of deposit by a Former NAL Shareholder of a duly completed Letter of Transmittal and the certificates representing such NAL Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former NAL Shareholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such Former NAL Shareholder in the Letter of Transmittal, make available or cause to be made available at the offices of the Depositary for pickup by such Former NAL Shareholder,

certificates representing the number of Pengrowth Shares issued to such Former NAL Shareholder under the Arrangement (together with any dividends or distributions thereon pursuant to Section 5.4).

5.3                      If any certificate which immediately prior to the Effective Time represented an interest in outstanding NAL Shares that were exchanged pursuant to Section 3.1(e) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the Former NAL Shareholder is entitled pursuant to this

Plan of Arrangement (and any dividends or distributions thereon).  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Pengrowth and NAL and their respective transfer agents, which bond shall be in form and substance satisfactory to each of Pengrowth and NAL and their respective transfer agents, or shall otherwise indemnify Pengrowth and NAL and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                      All dividends or other distributions made with respect to any Pengrowth Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued (including any dividends or other distributions to which a Former NAL Shareholder is entitled) shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.   Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5                      Any certificate formerly representing NAL Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date, or such shorter period required under any applicable law, shall cease to represent a right or claim of any kind or nature including the right of the Former NAL Shareholder to receive Pengrowth Shares (and any dividends and other distributions thereon).   In such case, such Pengrowth Shares (together with all dividends and other distributions thereon) shall be returned to Pengrowth for cancellation and any dividends or other distributions in respect of Pengrowth Shares shall be returned to Pengrowth.

5.6                      No certificates representing fractional Pengrowth Shares shall be issued under this Plan of Arrangement.   In lieu of any fractional Pengrowth Share, each Former NAL Shareholder otherwise entitled to a fractional interest in a Pengrowth Share will receive the nearest whole number of Pengrowth Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
WITHHOLDINGS

6.1                      Pengrowth shall be entitled to deduct and withhold from any consideration otherwise payable to any NAL Shareholder and, for greater certainty, from any amount payable to a NAL Shareholder exercising Dissent Rights, as the case may be, under this Plan of Arrangement such amounts as Pengrowth is required to deduct and withhold from such consideration in accordance with the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any other provision of any applicable law.   Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the NAL Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Authority.  In connection with any amount required to be withheld pursuant to this Plan of Arrangement, Pengrowth may direct the Depositary to withhold such number of Pengrowth Shares that may otherwise be paid to such NAL Shareholder under this Plan of Arrangement and to sell such shares on the TSX for cash proceeds to be used for such withholdings.

ARTICLE 7
AMENDMENTS

7.1                      Pengrowth and NAL may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both parties; (iii) filed with the Court and, if made following the NAL Meeting, approved by the Court; and (iv) communicated to NAL Shareholders, if and as required by the Court.

7.2                      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pengrowth or NAL at any time prior to or at the NAL Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the NAL Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3                      Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the NAL Meeting shall be effective only: (i) if it is consented to by NAL and Pengrowth (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by the NAL Shareholders.

7.4                      Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Pengrowth, provided that it concerns a matter which, in the reasonable opinion of Pengrowth, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former NAL Shareholder.

ARTICLE 8
FURTHER ASSURANCES

8.1                      Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.